     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1997

                                                      REGISTRATION NO. 333-23729
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 OM GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)
                                   52-1736882
                      (I.R.S. Employer Identification No.)

                                50 PUBLIC SQUARE
                              3800 TERMINAL TOWER
                           CLEVELAND, OHIO 44113-2204
                                 (216) 781-0083
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                                ---------------

                                JAMES M. MATERNA
                     50 PUBLIC SQUARE, 3800 TERMINAL TOWER
                           CLEVELAND, OHIO 44113-2204
                                 (216) 781-0083
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                                ---------------

                                   Copies to:

         CAROLYN J. BULLER, ESQ.                        E. WAIDE WARNER, JR.
    SQUIRE, SANDERS & DEMPSEY L.L.P.                    DAVIS POLK & WARDWELL
             4900 KEY TOWER                             450 LEXINGTON AVENUE
            127 PUBLIC SQUARE                         NEW YORK, NEW YORK 10017
       CLEVELAND, OHIO 44114-1304

                                ---------------

          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 24, 1997


PROSPECTUS
                 , 1997
[OM GROUP LOGO]                     3,000,000 SHARES
                                     OM GROUP, INC.
                                      COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by OM Group, Inc. (the "Company"). The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "OMP." On April 23, 1997, the closing sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $26 3/8 per share. See "Price Range of Common Stock and Dividends."


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                                     PRICE        UNDERWRITING         PROCEEDS
                                                     TO THE      DISCOUNTS AND          TO THE
                                                     PUBLIC      COMMISSIONS(1)       COMPANY(2)
--------------------------------------------------------------------------------------------------
Per Share.........................................    $               $                  $
Total(3)..........................................  $               $                  $
--------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the
    Company, will be $          , $          and $          , respectively. See
    "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York, on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                                           FIRST ANALYSIS SECURITIES CORPORATION

                                [OM GROUP LOGO]

                  VERTICAL INTEGRATION PROCESS CAPABILITIES

        RAW                                            Concentrates
     MATERIALS                                             Slags
     ---------                                       Recycled Materials
                                                            Other
                                                              |
    EXTRACTION                                       Kokkola, Finland
      PROCESS                                         St. George, UT
      -------                                                 |
                                                       United States
                                                       -------------
                                                Research Triangle Park, NC
                                                        Franklin, PA
                                                       Johnstown, PA
                                                       St. George, UT

                                                            Europe
                                                            ------                 <---      Other Salts
     PRODUCTION                                        Kokkola, Finland                      and Metals
      PROCESS                                          Ezanville, France
      -------
                                                 Asia Pacific (Joint Ventures)
                                                 -----------------------------
                                                        Kim Hae City, Korea
                                                              Singapore
                                                                  |
PRODUCT LINES             __________________________________________________________________________
-------------            |                                        |                                 |
                       Metal                                 Metal Salts                      Metal Powders
    __              Carboxylates                __               45%                        __     34%
   |                    21%                    |               of Sales                    |     of Sales
   |                 of Sales                  |                                           |
   |                                           |                                           |
   |                                           |                                           |
   |    Custom homogeneous catalysts           |                                           |
   |__  - Catalysts for petrochemicals         |__ Colorants for earthenware and glass,    |__ Bonding agents used to strengthen
   |    - Rubber adhesion catalysts            |   pigments, decolorizers, adhesives       |   cemented carbides in mining and
   |    - Urethane foam catalysts              |                                           |   machine cutting tools and drilling
   |                                           |__ Agents used to enhance recording        |
   |                                           |   quality of magnetic tapes               |   Raw material intermediates for
   |__  Oxidation catalysts to speed           |                                           |__ organic and inorganic chemicals,
   |    drying of paint and ink                |__ Catalysts to reduce sulfur dioxide      |   rechargeable batteries
   |                                           |   and nitrogen in petroleum               |
   |__  Catalysts to cure polyester resins     |                                           |__ Additives for diamond cutting
   |    used in fiberglass boats               |__ Agents for plating of steel for         |   tools
   |                                           |   corrosion protection                    |
   |__  Additives to improve performance       |                                           |__ Agents used to enhance formability
   |    of fuel oil and lubricants             |__ Catalysts for production of             |   and improve efficiency for
   |                                           |   synthetic fibers                        |   compacting and friction materials
   |__  Heat stabilizers for flexible PVC used |                                           |
        in vinyl flooring and medical tubing   |__ Antifouling agents for marine           |__ Solder pastes used to enhance joint
                                                   paints and roofing materials                strength for circuit boards


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements and other information filed by the Company. The Commission's Internet address is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange ("NYSE"), and reports, proxy statements and other information concerning the Company are available for inspection and copying at the office of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 ("Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information regarding the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at the public reference facilities of the Commission at the addresses set forth above.

                           INCORPORATION BY REFERENCE

     The following documents filed with the Commission in accordance with the provisions of the Exchange Act are incorporated herein by reference:

     (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b) the Company's Current Report on Form 8-K filed with the Commission on January 28, 1997 regarding the Company's acquisition of SCM Metal Products, Inc.;

     (c) the Company's Current Report on Form 8-K/A filed with the Commission on March 21, 1997 containing financial information regarding the Company's acquisition of SCM Metal Products, Inc.;

     (d) the description of the Company's Common Stock contained in the Registration Statement on Form S-1 (Registration No. 33-60444) filed with the Commission on April 1, 1993;


     (e) the Company's Current Report on Form 8-K filed with the Commission on December 5, 1996 regarding the Company's Shareholders' Rights Agreement;



     (f) the Company's Proxy Statement filed with the Commission on March 21, 1997; and



     (g) the Company's Current Report on Form 8-K filed with the Commission on April 22, 1997 regarding the Company's quarterly results as of and for the three months ended March 31, 1997.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Ms. Kristine Marks, Manager of Investors Relations and Corporate Communications, OM Group, Inc., 50 Public Square, 3800 Terminal Tower, Cleveland, Ohio 44113-2204, telephone (216) 781-0083.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein. Prospective purchasers of Common Stock should carefully read this entire Prospectus and should consider, among other things, the matters set forth under "Risk Factors." Unless otherwise noted, all information in this Prospectus with respect to the Company's capital stock including share and per-share amounts, does not include Common Stock that may be issued in connection with the exercise of the over-allotment option granted by the Company to the Underwriters.

     On January 21, 1997, the Company acquired SCM Metal Products, Inc. ("SCM"), a leading producer of metal-based specialty powders and chemicals. As used in this Prospectus and unless the context otherwise requires, the term "OMG" means OM Group, Inc. and its consolidated subsidiaries prior to the acquisition of SCM, and the term "Company" means OMG and SCM on a pro forma consolidated basis.

                                  THE COMPANY

     The Company is a leading, vertically integrated, producer and international marketer of value-added, metal-based specialty chemicals and powders. The Company applies proprietary technology to a wide variety of raw material feedstocks to manufacture and market the following three categories of metal-based specialty chemicals and powders -- carboxylates, inorganic salts and powders. Carboxylates, salts and powders accounted for approximately 21%, 45% and 34% of the Company's net sales in 1996, respectively. The Company believes it is the world's leading producer of cobalt carboxylates, cobalt and nickel specialty inorganic salts and copper powders. The Company also believes that it is the world's second largest producer of cobalt extra-fine powders.

     The Company sells more than 300 specialty chemicals and powders for diverse applications in more than 25 industries. The Company serves over 1,500 customers with no single customer accounting for 10% or more of the Company's 1996 net sales. During 1996, approximately 46% of the Company's net sales were to customers in the Americas, 35% were to customers in Europe, and 19% were to customers in Asia Pacific. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance.

     The Company believes that it has successfully grown in recent years by accessing new product markets and leveraging core technologies and production capabilities to satisfy current market needs. OMG had net sales of $251.3 million, $361.0 million and $388.0 million in 1994, 1995 and 1996, respectively, and net income from operations of $35.2 million, $44.0 million and $51.4 million in 1994, 1995 and 1996, respectively. Net income for 1994, 1995 and 1996 was $20.7 million, $25.9 million and $30.0 million, respectively, representing a compound annual growth rate of 20.4%.

     On January 21, 1997, OMG acquired SCM, a leading producer of copper, iron and stainless steel powders. SCM serves over 35 niche markets, primarily within the automotive, electronics, transportation and catalyst industries. The addition of SCM's metal-based specialty powders and chemicals to the Company's product line offers significant growth opportunities through cross-selling to existing customers, geographic expansion and new product development. The Company's combined pro forma net sales, income from operations and net income for 1996 were $482.3 million, $60.1 million and $29.2 million, respectively.

COMPETITIVE STRENGTHS

     The Company benefits from the following competitive strengths:

  -  LEADING MARKET POSITIONS

     As a result of its high quality products, technological capabilities and customer service and support, the Company has achieved a leading market position in the production of metal-based specialty chemicals and powders. The Company serves numerous international companies including British Steel plc, E.I. du Pont de Nemours & Company, Exxon Corporation, Ferro Corporation, General Electric Company, The Goodyear Tire and Rubber Company, Minnesota Mining and Manufacturing Company (3M), The Nippert Company, a subsidiary of Outokumpu Copper, Inc., and Sandvik Aktiebolag.

  -  WORLDWIDE PRESENCE

     The Company serves customers on a worldwide basis in over 50 countries with an international sales force of 36 persons and 110 independent agents. This sales presence, combined with the Company's manufacturing facilities in the United States, Europe and Asia Pacific, enables the Company to respond promptly to customer needs on a worldwide basis.

  -  NEW PRODUCT DEVELOPMENT

     The Company's research and new product development personnel in the United States and Finland work closely with its customers to develop new products to meet changing industry needs and customer requirements. The Company estimates that products introduced over the last five years represented approximately 10% of the Company's 1996 net sales.

  -  ADVANCED PRODUCTION CAPABILITY

     The Company's manufacturing plants, all of which have received ISO 9002 certification, are capable of efficiently producing a broad range of specialty chemicals and powders. The Company's refining capability gives it the flexibility to work with a variety of raw materials. The technical capabilities of the Finnish and Utah facilities permit the Company to transform low-grade feedstocks, such as cobalt slag, concentrates and recycled materials, to high quality finished products. The ability to convert and recycle these materials gives the Company a significant cost advantage in the marketplace and enables it to source many grades of feedstocks at competitive prices.

  -  RELIABLE SUPPLY

     Through its long-term relationships with its suppliers and its purchasing power as the world's largest purchaser of cobalt, the Company has been able to achieve reliability of supply for its customers. Additionally, the Company's ability to process a variety of low-grade feedstocks provides the Company with enhanced supply reliability.

  -  EXPERIENCED MANAGEMENT

     The Company's management has an average of over 20 years' experience in the chemical industry. This management team has consistently delivered strong operating performance as demonstrated by increasing income from operations and net income in each of the last five fiscal years.

BUSINESS STRATEGIES

     The Company believes that additional opportunities for earnings growth are available through continuing implementation of its principal business strategies:

  -  FOCUS ON VALUE-ADDED NICHE MARKETS

     The Company continues to focus on value-added niche markets through continuing emphasis on research and technology and customer solution engineering. Recent examples include development of 400 mesh powders for the diamond tool market and frit grade cobalt oxides for the ceramic frit market.

  -  EXPAND SALES OF EXISTING PRODUCTS

     The Company seeks to extend the markets for its existing products by expanding its geographical presence through a growing international sales force and participating in joint ventures in Asia Pacific. The Company also seeks cross-selling opportunities across its broad customer base.

  -  TARGET HIGH GROWTH APPLICATIONS

     The Company believes that growth opportunities exist for the Company's cobalt and nickel products incorporated in such end products as rechargeable batteries and in the Company's barium, calcium and zinc products used to stabilize both color and strength in flexible polyvinyl chloride ("PVC"). In addition, through its acquisition of SCM, the Company believes that growth opportunities exist in stainless steel powders, iron powders, metal pastes and proprietary catalysts.

  -  STRATEGIC ACQUISITIONS AND JOINT VENTURES

     The Company will continue to selectively pursue acquisitions that, like SCM, are complementary to its existing product lines, markets and geography. The Company pursues acquisitions that leverage its current technology and production capabilities in carboxylates, salts, powders and other metal-based specialty products. The Company will also consider additional joint ventures to help it achieve geographic expansion and extend the markets for its products.

                              RECENT DEVELOPMENTS

     On January 21, 1997, the Company acquired SCM, one of the world's leading producers of metal-based specialty powders and chemicals, principally specialty powders made from copper, iron and stainless steel. SCM serves over 35 niche markets, primarily within the automotive, electronics, transportation and catalyst industries. In its fiscal year ended September 28, 1996, SCM had revenues of approximately $94.3 million. The addition of SCM's metal-based specialty powders and chemicals to the Company's product line offers significant growth opportunities through cross-selling to existing customers, geographic expansion and new product development. See "Business -- Acquisition of SCM."


     On April 22, 1997, the Company released the results of its operations for the three months ended March 31, 1997. Net sales for the three months ended March 31, 1997 were $110.1 million, a 7% increase from $102.9 million reported for the comparable period in 1996. Net income for the three months ended March 31, 1997 was $8.2 million, a 15% increase from $7.2 million reported for the comparable period in 1996. The Company's 1997 first quarter increases in sales and net income were achieved primarily through an increase in physical volume of products sold. Higher physical volume in carboxylates and salts, as well as the net sales added through the acquisition of SCM in January 1997, more than offset the effect on the net sales line of decreasing cobalt chemical prices due to declining cobalt raw material prices.


     On November 5, 1996, the Company's directors approved a three-for-two split of its Common Stock in the form of a stock dividend, with one additional share issued on December 2, 1996, for every two common shares held by shareowners of record on November 15, 1996.

     On December 4, 1996, the Company's Common Stock began trading on the NYSE under the stock symbol "OMP." Prior to that time, the Common Stock was traded on the Nasdaq National Market ("Nasdaq") under the symbol "OMGI."

                                  THE OFFERING

Common Stock offered by the Company...............  3,000,000 shares(1)

Common Stock outstanding after the Offering.......  21,617,914 shares(1)(2)

Use of Proceeds...................................  The net proceeds received by the Company from the
                                                    Offering will be used to
                                                    reduce indebtedness incurred
                                                    in the acquisition of SCM.
                                                    See "Use of Proceeds."

NYSE Symbol.......................................  OMP
------------------------------

(1) Excludes 450,000 shares that may be issued by the Company upon the exercise of the over-allotment option granted to the Underwriters. See
    "Underwriting."

(2) Excludes 1,243,079 shares of Common Stock reserved for issuance upon the exercise of stock options granted under the Company's stock option plans.

              SUMMARY FINANCIAL AND PRO FORMA COMBINED INFORMATION

     Set forth below is selected historical financial information of OMG for the years ended December 31, 1994, 1995 and 1996, selected historical financial information of SCM for its fiscal year ended September 28, 1996 and selected pro forma financial information for OMG and SCM combined as of and for the 1996 fiscal year. For a discussion of the accounting basis relating to the pro forma information, see "Unaudited Pro Forma Combined Condensed Financial Data."

                                                                           SCM              PRO FORMA
                                                 OMG                   YEAR ENDED           COMBINED
                                       YEAR ENDED DECEMBER 31,        SEPTEMBER 28,     FISCAL YEAR ENDED
                                     ----------------------------     -------------     -----------------
                                      1994       1995       1996          1996                1996
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales..........................  $251.3     $361.0     $388.0         $94.3              $ 482.3
Gross profit.......................    60.6       74.6       84.0          23.0                106.2
Selling, general and administrative
  expenses.........................    25.4       30.6       32.6          10.8                 46.1
                                     ------     ------     ------        ------                -----
Income from operations.............    35.2       44.0       51.4          12.2                 60.1
Other income (expense).............    (4.1)      (5.5)      (7.0)         (4.1)               (15.4)
Net income.........................  $ 20.7     $ 25.9     $ 30.0         $ 5.0              $  29.2
                                     ======     ======     ======        ======                =====
Net income per share(1)............  $ 1.09     $ 1.36     $ 1.56            --              $  1.52
  % Growth.........................    14.7%      24.8%      14.7%           --                   --

BALANCE SHEET DATA:
Total assets.......................  $278.0     $358.0     $438.6         $45.7              $ 589.4
Long-term debt.....................    46.6       89.8      109.3            --(2)             233.3
Stockholders' equity...............   141.2      161.4      185.3          18.5                185.3

OTHER DATA:
Capital expenditures...............  $ 19.7     $ 31.2     $ 28.1         $ 1.3              $  29.4
Depreciation and amortization......    10.7       13.7       15.8           1.1                 20.4

PRODUCTS SOLD:
(millions of pounds)
Carboxylates.......................    37.0       39.7       43.1            --                 43.1
Salts..............................    42.9       46.4       50.7           7.6                 58.3
Powders............................     1.6        2.4        2.9          33.1                 36.0
                                     ------     ------     ------        ------                -----
  Total............................    81.5       88.5       96.7          40.7                137.4
                                     ======     ======     ======        ======                =====

---------------

(1) Adjusted to give effect to the 3-for-2 split of the Common Stock effective December 2, 1996.

(2) Does not reflect SCM indebtedness to its former parent that existed prior to its acquisition by OMG.


                                  RISK FACTORS

Prospective investors in the Common Stock should consider the following factors, as well as the other information set forth in this Prospectus and incorporated herein by reference, in evaluating an investment in the Common Stock.

RAW MATERIAL PRICES AND SUPPLY

     The primary raw materials used by the Company in manufacturing products are cobalt, nickel and copper. The cost of raw materials fluctuates due to actual or perceived changes in supply and demand. Generally, the Company is able to pass through to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices.

     While nickel and copper are worldwide commodities and generally available, cobalt availability can be more uncertain. The Company's supply of cobalt has historically been sourced primarily from Zaire, Australia, Finland and Zambia. Although the Company has never experienced a material shortage of cobalt, production problems and political and civil instability in certain supplier countries may affect the supply and market price of cobalt. In particular, the present political and civil instability in Zaire may affect the availability of raw materials from that supplier country. If a substantial interruption should occur in the supply from Zaire or elsewhere, there is no assurance that the Company would be able to obtain as much cobalt from other sources as would be necessary to satisfy the Company's requirements at prices comparable to its current arrangements.

     The Company attempts to mitigate changes in prices and availability by maintaining adequate inventories and long-term supply relationships with a variety of producers. The Company presently has secured all its anticipated cobalt needs through 1997 and has contracted for a portion of its anticipated needs in 1998 and 1999.

ENVIRONMENTAL MATTERS

     Manufacturers of specialty chemical products, including the Company, are subject to stringent laws and regulations relating to the storage, handling, disposal, emission and discharge of materials into the environment. Manufacturers of specialty chemicals, including the Company, have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, claims for personal injury, property damages or natural resource damages may be made by third parties or regulators. Annual environmental compliance costs of the Company have approximated $2.0 million in each of the last three years. In addition, the Company has made capital expenditures of approximately $1.5 million in each of the last three years in connection with environmental compliance.

     Some risk of environmental liability is inherent in the nature of the Company's business and in the ownership and operation of real property, and there is no assurance that additional material environmental costs will not arise in the future. In addition, environmental considerations may affect customer acceptance of certain of the Company's products. Based on presently available information, however, the Company does not currently anticipate any material adverse effect on its results of operations, financial condition, or competitive position as a result of compliance with environmental requirements, environmental liability or the impact of environmental considerations on the marketability of its products. See "Business -- Environmental Matters."

ACQUISITIONS

     As part of its business strategy, the Company continues to pursue strategic acquisitions and joint ventures that would leverage its current technology and production capability for metal-based specialty chemicals and powders. Identifying and pursuing future acquisition and joint venture opportunities and integrating acquired products and businesses will require a significant amount of management time and skill. There can be no assurance that the Company will be able to identify suitable acquisition candidates, or finance (through available cash flow and/or additional debt or equity financing), consummate or assimilate such acquisitions.

FOREIGN EXCHANGE

     In addition to the United States, the Company has manufacturing and other facilities in Europe and Asia Pacific, and markets its products worldwide. Although most of the Company's raw material purchases and product sales are transacted in U.S. dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Accordingly, fluctuations in currency prices may affect the Company's operating results and net income. In order to partially hedge the balance sheet exposure to fluctuating rates, the Company enters into forward contracts to purchase Finnish Markka.

FOREIGN COUNTRY OPERATING RISKS

     In addition to exchange rate risks, the Company is subject to a number of risks inherent in international operations, including unexpected changes in regulatory requirements, the costs and burdens of complying with foreign laws, and political and economic instability. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's future results of operations.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's certificate of incorporation and by-laws contain certain provisions that may be deemed to have anti-takeover effects. These provisions include a classified Board of Directors, the elimination of the ability of stockholders to act by written consent in lieu of a meeting and the ability of the Board to establish one or more series of preferred stock, having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the Board may fix, without further stockholder approval. In addition, in November of 1996, the Board adopted a Shareholders' Rights Plan pursuant to which the Board declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company. The Shareholders' Rights Plan and the other provisions discussed above may be deemed to have anti-takeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their Common Stock over the then market price of such shares.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     OMG's Common Stock began trading on the NYSE under the symbol "OMP" on December 4, 1996. Prior to that time, the Common Stock was traded on Nasdaq under the symbol "OMGI." The following table sets forth for the calendar quarters indicated the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape or Nasdaq, as the case may be, and the dividends per share paid in such quarters. The information provided below has been adjusted to give effect to the three-for-two split of the Company's Common Stock approved by the Board in November, 1996. The last reported sale price of the Common Stock on the NYSE Composite Tape on April 23, 1997, was $26 3/8 per share.



                                                                   PRICE RANGE
                                                                 OF COMMON STOCK        DIVIDENDS
                                                                 ---------------        PAID PER
                                                                 HIGH        LOW          SHARE
Year Ended December 31, 1995:
  1st Quarter..................................................  $16  5/8    $14 1/2      $0.06
  2nd Quarter..................................................   19  1/2     15 3/8       0.06
  3rd Quarter..................................................   21  3/8     18 5/8       0.06
  4th Quarter..................................................   22  3/8     18 7/8       0.06
Year Ended December 31, 1996:
  1st Quarter..................................................  $25  1/8    $21 5/8      $0.07
  2nd Quarter..................................................   28          24 1/2       0.07
  3rd Quarter..................................................   27  3/8     22 3/4       0.07
  4th Quarter..................................................   28  3/4     25 3/8       0.07
Year Ended December 31, 1997:
  1st Quarter..................................................  $31  3/8    $26 1/4      $0.08
  2nd Quarter through April 23, 1997...........................   28  1/2     25           0.08


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock pursuant to the Offering are estimated to be approximately $74.4 million ($85.6 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses.


     The Company increased its credit facility with certain lenders led by National City Bank ("NCB Credit Facility") by $120.0 million in January of 1997 to purchase SCM (the "SCM Loan"). The SCM Loan was used to finance, in part, the SCM purchase price of $122.0 million and related acquisition expenses of $2.0 million. The Company intends to use the proceeds of the Offering to reduce the SCM Loan.

     The SCM Loan bears interest at the Company's option at either (i) NCB's prime rate or (ii) at a floating rate based on LIBOR, plus a margin ranging from 1.00% to 1.25% depending on the Company's long-term debt to EBITDA ratio. The Company's maximum credit under the NCB Credit Facility is an amount equal to the lesser of (i) $240.0 million, or (ii) $120.0 million plus any portion of the SCM Loan which is not paid down with the proceeds of the Offering; provided, however, the maximum credit under the facility will not at any time be less than $180.0 million. As of February 28, 1997, the aggregate borrowings under the NCB Credit Facility were approximately $225.0 million. The SCM Loan matures on June 30, 1997, and all outstanding borrowings under the credit facility following such date, including any portion of the SCM Loan which is not paid down with the proceeds of this Offering, matures on January 31, 2002, subject to extension.

                                 CAPITALIZATION

     The following table sets forth OMG's capitalization as of December 31, 1996, with pro forma adjustments to reflect the acquisition of SCM on January 21, 1997, and as adjusted to reflect the sale by the Company of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." The following information should be read in conjunction with OMG's consolidated financial statements and notes thereto and the Company's pro forma combined condensed financial data and the notes thereto included elsewhere in this Prospectus.


                                                                                             PRO FORMA AND
                                                                         PRO FORMA            AS ADJUSTED
                                                        OMG         FOR THE ACQUISITION         FOR THE
                                                     HISTORICAL           OF SCM               OFFERING
                                                                         (IN MILLIONS)
Long-term debt(1):
  Notes payable to banks...........................    $ 79.0             $ 203.0               $ 128.6
  Notes payable to insurance companies.............      30.0                30.0                  30.0
  Other............................................       3.9                 3.9                   3.9
                                                       ------              ------                ------
     Total long-term debt..........................     112.9               236.9                 162.5
Stockholders' equity:
  Preferred stock..................................        --                  --                    --
  Common stock.....................................       0.2                 0.2                   0.2
  Capital in excess of par value...................     102.1               102.1                 176.5
  Retained earnings................................      86.3                86.3                  86.3
  Treasury stock...................................      (3.1)               (3.1)                 (3.1)
  Foreign currency translation adjustments.........      (0.2)               (0.2)                 (0.2)
                                                       ------              ------                ------
     Total stockholders' equity....................     185.3               185.3                 259.7
                                                       ------              ------                ------
Total capitalization...............................    $298.2             $ 422.2               $ 422.2
                                                       ======              ======                ======


------------------------------

(1) Includes current portion of $3.6 million.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following unaudited pro forma combined condensed financial statements have been prepared by OMG's management. These financial statements reflect OMG's acquisition of SCM and combine, for the periods or date indicated, the historical consolidated financial statements of OMG and SCM, using the purchase method of accounting.

     OMG has a December 31 year end, while SCM has historically utilized a September year ending on the Saturday closest to September 30. For purposes of developing the pro forma financial statements, OMG and SCM have been combined utilizing their respective fiscal years. The unaudited pro forma combined condensed balance sheet reflects the adjustments as if the acquisition had occurred on December 31, 1996. The unaudited pro forma combined statement of income reflects adjustments as if the acquisition occurred at the beginning of the year indicated. These pro forma financial statements should be read in conjunction with the historical financial statements and related notes of OMG and SCM. The pro forma financial statements include preliminary estimates and assumptions which OMG's management believes are reasonable. The pro forma results are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future, and do not include any cost savings or other effects of the planned integration of OMG and SCM.

     The pro forma financial statements were prepared using the following facts and assumptions:

     1. OMG acquired the assets and liabilities of SCM in exchange for a total cash payment of $122.0 million.

     2. OMG borrowed $124.0 million to finance the acquisition price and related transaction costs of $2.0 million.

     3. The acquired assets and liabilities of SCM are recorded at estimated fair values as determined by OMG's management based on information currently available and on current tentative assumptions as to the future operations of SCM. Accordingly, the allocation of the purchase price to the acquired assets and liabilities of SCM is subject to revision as a result of the final determination of appraised and other fair values.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                               AS OF FISCAL YEAR END 1996
                                                 -------------------------------------------------------
                                                    OMG            SCM          PRO FORMA      PRO FORMA
                                                 HISTORICAL     HISTORICAL     ADJUSTMENTS     COMBINED

                                                                     (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents....................   $   7,818      $    405                      $   8,223
  Accounts receivable..........................      60,054        11,293                         71,347
  Inventories..................................     195,050        11,748                        206,798
  Other current assets.........................       8,245         1,426                          9,671
                                                   --------       -------                       --------
          Total current assets.................     271,167        24,872                        296,039
Property, plant and equipment, net.............     110,621        13,880       $   8,573(2a)    133,074
Other assets:
  Unprocessed inventory........................      27,499                                       27,499
  Goodwill and other intangible assets.........      23,036         2,124           3,230(2b)
                                                                                   (2,124)(2c)
                                                                                   97,000(2d)    123,266
  Deferred income taxes........................                     3,844          (1,576)(2f)     2,268
  Other assets.................................       6,310           980                          7,290
                                                   --------       -------        --------       --------
          Total assets.........................   $ 438,633      $ 45,700       $ 105,103      $ 589,436
                                                   ========       =======        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt............   $   3,586                                    $   3,586
  Accounts payable.............................      77,330      $  5,709                         83,039
  Accrued income taxes.........................       2,753         3,156                          5,909
  Other accrued expenses.......................      13,637         5,221                         18,858
                                                   --------       -------                       --------
          Total current liabilities............      97,306        14,086                        111,392
Long-term debt.................................     109,295                     $ 124,000(1)     233,295
Contract payable...............................      27,499                                       27,499
Deferred income taxes..........................      17,773         2,176           4,131(2e)     24,080
Other long-term liabilities....................       1,438        10,910          (4,500)(2g)     7,848
Stockholders' equity...........................     185,322        18,528         (18,528)(2h)   185,322
                                                   --------       -------        --------       --------
          Total liabilities and stockholders'
            equity.............................   $ 438,633      $ 45,700       $ 105,103      $ 589,436
                                                   ========       =======        ========       ========

---------------

    (1) The borrowing by OMG to finance the $122,000 acquisition price and $2,000 of transaction costs.

    (2) The allocation of the aggregate purchase price of SCM, and the recognition of the excess of aggregate purchase price over the estimated fair value of net assets acquired, is as follows:

         a.   Adjust property, plant and equipment to estimated fair value                      $  8,573
         b.   Adjust intangible assets to estimated fair value                                     3,230
         c.   Eliminate the excess of cost over net assets acquired related to SCM's
              acquisitions of businesses in prior years                                           (2,124)
         d.   Adjust for excess of purchase price over estimated fair value of net assets
              acquired                                                                            97,000
         e.   Establish deferred income tax liability resulting from the application of
              purchase accounting, assuming a 35% tax rate                                        (4,131)
         f.   Reverse deferred income tax asset resulting from the application of purchase
              accounting, assuming a 35% tax rate                                                 (1,576)
         g.   Adjust benefit plan liabilities to current value                                     4,500
         h.   Eliminate net equity, prior to purchase accounting adjustments                      18,528
                                                                                                --------
              Aggregate purchase price and related transaction costs                            $124,000
                                                                                                ========

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                                             FOR THE FISCAL YEAR ENDED 1996
                                                 -------------------------------------------------------
                                                    OMG            SCM          PRO FORMA      PRO FORMA
                                                 HISTORICAL     HISTORICAL     ADJUSTMENTS     COMBINED
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales......................................   $ 387,999      $ 94,279                      $ 482,278
Cost of products sold..........................     304,025        71,252        $   857(1a)
                                                                                     (72)(1b)    376,062
                                                   --------       -------        -------        --------
Gross profit...................................      83,974        23,027           (785)        106,216
Selling, general and administrative expenses...      32,553        10,765            323(1c)
                                                                                   2,425(1d)      46,066
                                                   --------       -------        -------        --------
Income from operations.........................      51,421        12,262         (3,533)         60,150
Other income (expense)
  Interest expense.............................      (7,485)       (4,095)        (4,275)(1e)    (15,855)
  Interest income..............................         244                                          244
  Foreign exchange gain........................         223                                          223
                                                   --------       -------        -------        --------
                                                     (7,018)       (4,095)        (4,275)        (15,388)
                                                   --------       -------        -------        --------
Income before income taxes.....................      44,403         8,167         (7,808)         44,762
Income taxes...................................      14,356         3,137         (1,918)(lf)     15,575
                                                   --------       -------        -------        --------
Net income.....................................   $  30,047      $  5,030        $(5,890)      $  29,187
                                                   ========       =======        =======        ========
Weighted average number of common shares
  outstanding..................................      19,266                                       19,266
Net income per share (1g)......................   $    1.56                                    $    1.52

---------------

    (1) To reflect OMG's acquisition of SCM:

         a.   Recognize over ten years additional depreciation for write-up of property, plant
              and equipment to fair value                                                         $  857
         b.   Add back eliminated goodwill amortization expense                                       72
         c.   Recognize over ten years additional amortization for write-up of intangible assets
              to estimated fair value                                                                323
         d.   Amortize over a forty-year period the excess of purchase price of SCM over
              estimated fair value of net assets acquired                                          2,425
         e.   Recognize additional interest expense due to $124 million increase in consolidated
              long-term debt to finance the acquisition and related transaction costs              4,275
         f.   Record the income tax effect of the previous adjustments assuming a 35% income tax
              rate                                                                                 1,918
         g.   Pro forma net income per Common Share is computed by dividing net income by the weighted average number of shares outstanding

                            SELECTED FINANCIAL DATA

     Set forth below are selected historical financial data for OMG as of and for its last five fiscal years, and selected pro forma financial information for OMG and SCM combined as of and for their respective 1996 fiscal years. The selected historical financial data for OMG does not include SCM which was acquired on January 21, 1997. This information should be read in conjunction with the consolidated financial statements of OMG and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                          COMBINED
                                                      OMG                                 PRO FORMA
                                            YEAR ENDED DECEMBER 31,                   FISCAL YEAR ENDED
                               --------------------------------------------------     -----------------
                                1992       1993       1994       1995       1996            1996

                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales....................  $201.2     $179.5     $251.3     $361.0     $388.0          $ 482.3
Gross profit.................    38.6       45.8       60.6       74.6       84.0            106.2
Selling, general and
  administrative expenses....    20.4       20.7       25.4       30.6       32.6             46.1
                               ------     ------     ------     ------     ------           ------
Income from operations.......    18.2       25.1       35.2       44.0       51.4             60.1
Other income (expense).......     0.6       (2.0)      (4.1)      (5.5)      (7.0)           (15.4)
Net income...................  $ 12.0     $ 15.4     $ 20.7     $ 25.9     $ 30.0          $  29.2
                               ======     ======     ======     ======     ======           ======
Net income per share.........  $ 0.77     $ 0.95     $ 1.09     $ 1.36     $ 1.56          $  1.52
  % Growth...................      --       23.4%      14.7%      24.8%      14.7%              --
BALANCE SHEET DATA:
Total assets.................  $172.6     $217.3     $278.0     $358.0     $438.6          $ 589.4
Long-term debt...............    48.5       30.6       46.6       89.8      109.3            233.3
Stockholders' equity.........    80.1      124.9      141.2      161.4      185.3            185.3
OTHER DATA:
Capital expenditures.........  $  7.1     $  8.7     $ 19.7     $ 31.2     $ 28.1          $  29.4
Depreciation and
  amortization...............     8.2        9.6       10.7       13.7       15.8             20.4
PRODUCTS SOLD:
(millions of pounds)
Carboxylates.................    32.4       32.7       37.0       39.7       43.1             43.1
Salts........................    29.0       36.3       42.9       46.4       50.7             58.3
Powders......................     0.8        1.0        1.6        2.4        2.9             36.0
                               ------     ------     ------     ------     ------           ------
  Total......................    62.2       70.0       81.5       88.5       96.7            137.4
                               ======     ======     ======     ======     ======           ======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The primary raw materials used by the Company in manufacturing its products are cobalt, nickel and copper. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance. Generally, the Company is able to pass along to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The timing and amount of such adjustments in its product prices depends upon the type of product sold and the inventories and market share positions of the Company and its competitors. The Company's flexibility to adjust its prices in response to changes in raw material prices is greater with respect to carboxylates than with salts and powders.

     Because certain of the Company's products are sold at a relatively fixed dollar amount over raw material costs, the Company's percentage gross margins can increase or decrease with increases or decreases in raw material prices. When raw material prices increase, percentage gross margins contract. Conversely, when raw material prices decrease, percentage gross margins expand. The Company focuses on increasing the dollar amount of its gross profit by managing its product mix, volumes, selling prices, raw material costs and operating expenses.

RESULTS OF OPERATIONS

     The following discussion of results of operations relates to OMG prior to the acquisition of SCM and should be read in conjunction with the financial statements of OMG and the notes thereto which are included elsewhere in this Prospectus.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for 1996 were $388.0 million, an increase of 7.5% compared to 1995. The increase in sales resulted principally from increases in physical volume of products sold and from changes in product mix, more than offsetting a decline in OMG's product prices resulting from decreasing cobalt market prices.

     Cobalt market prices ranged from $20 to $32 per pound during 1996 compared to $27 to $32 per pound during 1995. The market price of nickel ranged from $2.92 to $3.78 per pound during 1996 compared to $3.17 to $4.57 per pound during 1995.

     Pounds of product sold by OMG were approximately 96.7 million pounds during 1996 compared to 88.5 million pounds in 1995. The increase in carboxylate products sold resulted principally from higher sales in Europe. The increase in salt products sold resulted principally from higher sales of cobalt-based products. The increase in powders sold resulted principally from higher sales of coarse grade powders.

     Gross profit increased to $84.0 million in 1996, a 12.6% increase from 1995. The improvement in gross profit was primarily the result of higher physical volume of cobalt-based products sold. Cost of products sold decreased to 78.4% of net sales for the year ended 1996 from 79.3% of net sales in 1995 primarily because of lower cobalt market prices.

     Selling, general and administrative expenses remained approximately the same at 8.4% of net sales in 1996 and 1995.

     Other expenses were $7.0 million in 1996 compared to $5.5 million in 1995 due primarily to increased interest expense on higher outstanding borrowings, offset by gains on foreign exchange.

     Income taxes as a percentage of income before tax decreased to 32% in 1996 from 33% in 1995 as a greater percentage of total income was earned in Finland, which has a lower statutory tax rate (28%) than in the United States.

     Net income for 1996 was $30.0 million, an increase of $4.1 million from 1995, primarily due to the aforementioned factors.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales for 1995 were $361.0 million, an increase of 43.7% compared to 1994. The increase in sales resulted principally from increases in OMG's selling prices resulting from increasing cobalt market prices, as well as increases in physical volume of products sold.

     Cobalt market prices ranged from $27 to $32 per pound during 1995 compared to $14 to $30 per pound during 1994. The market price of nickel ranged from $3.17 to $4.57 per pound during 1995 compared to $2.37 to $4.02 per pound during 1994.

     Pounds of product sold by OMG were approximately 88.5 million pounds during 1995 compared to 81.5 million pounds in 1994. The increase in physical volume of carboxylate products sold resulted primarily from increased sales of PVC heat stabilizers. The increase in salt products sold resulted primarily from higher sales of cobalt salts. The increase in powder products sold resulted from increases in both extra fine and coarse grade powder sales.

     Gross profit increased to $74.6 million in 1995, a 23.1% increase from 1994. The improvement in gross profit was primarily the result of higher physical volume of products sold, a more favorable product mix, and relatively more stable market prices. Because certain of OMG's products are sold at a relatively fixed dollar amount over raw material costs, OMG's percentage gross margin decreased to 20.7% in 1995 from 24.1% in 1994 as cobalt market prices increased to higher levels in 1995.

     Selling, general and administrative expenses decreased to 8.5% of net sales in 1995 from 10.1% of net sales in 1994. This improvement resulted from higher overall increases in net sales relative to increases of $5.2 million in expenses due to higher administrative costs to support OMG's growth in global markets.

     Other expenses were $5.5 million in 1995 compared to $4.1 million in 1994 due primarily to increased interest expense on higher outstanding borrowings offset by lower losses on foreign exchange.

     Income taxes as a percentage of income tax remained approximately the same at 33% in both 1995 and 1994. In 1995, a greater percentage of total income was earned in Finland, which has a lower statutory tax rate than the United States. Offsetting this, however, were adjustments of worldwide tax liabilities and a change in Finland's statutory tax rate to 28% for 1996.

     Net income for 1995 was $25.9 million, an increase of $5.2 million from 1994, primarily due to the aforementioned factors.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has used available cash flow from operations, increased borrowings, and proceeds from the sale of common stock to finance increases in working capital and capital expenditures. The Company believes that it will have sufficient cash generated by operations to provide for its future working capital and capital expenditure requirements and to pay quarterly cash dividends on its common stock, subject to the Board's discretion. In February, 1997, the Board of Directors authorized an increase in quarterly dividends to $0.08 per share. Subject to several limitations in its revolving credit facilities and its note purchase agreement, the Company may incur additional borrowings to finance working capital and certain capital expenditures, including, without limitation, the purchase of additional raw materials. The Company intends to finance any future acquisitions and joint ventures through a combination of available cash flow, borrowings under a credit facility and/or debt or equity offerings.

     The Company had higher working capital needs in 1995 and 1996 resulting from its substantial growth, and for funding advance payments for certain raw materials.

     The Company has ongoing capital expenditure programs to improve its processing technology and plant and equipment, and to expand capacity to accommodate its substantial growth. The Company anticipates that capital spending, exclusive of acquisitions or joint ventures, will approximate $30.0 million per year through 1998.

     The Company enters into long-term inventory supply arrangements and in 1995 took delivery of and title to 53,000 wet metric tons of cobalt slag at its Kokkola facilities from a major supplier. The Company was not required to pay for such slag until used, but has at times made advance payments. During 1996, the Company took delivery of an additional 80,000 wet metric tons.

     In 1994, the Company entered into an interest rate swap agreement for the three year period ending December 20, 1997 to convert the variable interest rate on an aggregate contract amount of $30 million to a fixed rate of 7.28% plus 0.35% to 0.75%. The purpose of entering into the interest rate swap is to protect the Company from the possibility of higher interest rates on what it views as base borrowings under its variable rate revolving credit facility.

     The Company's revolving credit facility was revised in October, 1996 to increase its maximum available credit from $60.0 to $120.0 million and expand its sources of capital by adding two new institutions. The Company increased the credit facility by $120.0 million in January of 1997 to purchase SCM. The SCM Loan was used to finance, in part, the SCM purchase price of $122.0 million and related acquisition expenses of $2.0 million. Proceeds from the Offering will be used to pay down the SCM Loan. After giving effect to the SCM acquisition and the Offering, the Company's maximum credit under the credit facility will be approximately $180.0 million and its available credit at December 31, 1996 would have been approximately $58.1 million.

     Although most of the Company's raw material purchases and product sales are transacted in U.S. Dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Accordingly, fluctuations in currency prices may affect the Company's operating results and net income. Specifically, when the Finnish Markka weakens against the U.S. dollar, there is a net favorable effect on the Company due to lower operating expenses and lower net balance sheet liabilities when translated into U.S. dollars. The reverse is true when the Finnish Markka strengthens against the U.S. dollar. In order to partially hedge the balance sheet exposure to fluctuating rates, the Company enters into forward contracts to purchase Finnish Markka.

                                    BUSINESS
HISTORY

     OMG was formed in 1991 to effect the combination of Mooney Chemicals, Inc., now known as OMG Americas, Inc. ("OMG Americas"), Kokkola Chemicals Oy ("KCO") and Vasset, S.A. ("Vasset"), which are long established companies operating in the United States, Finland and France, respectively. KCO and Vasset were previously wholly owned subsidiaries of Outokumpu Oy, a Finnish corporation ("Outokumpu Oy"). OMG Americas entered the carboxylates business in 1946 and the cobalt salts business in 1983. Outokumpu Oy began manufacturing cobalt powders in 1967. In 1983, a predecessor company of KCO entered the cobalt and nickel-based salts business and, in 1990, the carboxylates business through the acquisition of Vasset, an established manufacturer and marketer of organic compounds of cobalt and other metals used primarily in the tire industry.

     This business combination (the "Combination"), which created a company with an international presence, was designed to take advantage of complementary technical and manufacturing strengths, market positions, product ranges and raw material sources. Since the Combination, the Company has achieved the following:

          (i) implemented new refining technology to lower raw material costs and increased physical volumes of products sold, simultaneously strengthening its position as a supplier of cobalt based specialty chemicals and as a buyer of cobalt raw materials.

          (ii) focused and expanded its regional product strengths geographically, specifically expanding salts from Europe into the U.S., carboxylates from the U.S. into Europe, and salts, carboxylates, and powders into Asia Pacific.

          (iii) introduced new products focused on new applications or market segments such as PVC heat stabilizers and rechargeable battery chemicals.

          (iv) expanded geographic scope and product offerings through joint ventures and acquisitions.

GENERAL

     The Company is a leading, vertically integrated, producer and international marketer of value-added, metal-based specialty chemicals and powders. The Company applies proprietary technology to a wide variety of raw material feedstocks to manufacture and market the following three categories of metal-based specialty chemicals and powders -- carboxylates, inorganic salts and powders. Carboxylates, salts and powders accounted for approximately 21.0%, 45.0% and 34.0% of the Company's net sales in 1996, respectively. The Company believes it is the world's leading producer of cobalt carboxylates, cobalt and nickel specialty inorganic salts and copper powders. The Company also believes that it is the world's second largest producer of cobalt extra-fine powders.

     The Company sells more than 300 specialty chemicals and powders for diverse applications in more than 25 industries. The Company serves over 1,500 customers with no single customer accounting for 10% or more of the Company's 1996 net sales. During 1996, approximately 46% of the Company's net sales were to customers in the Americas, 35% were to customers in Europe and 19% were to customers in Asia Pacific. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance.

     The Company believes that it has successfully grown in recent years by accessing new product markets and leveraging core technologies and production capabilities to satisfy current market needs. OMG had net sales of $251.3 million, $361.0 million and $388.0 million in 1994, 1995 and 1996, respectively, and net income from operations of $35.2 million, $44.0 million and $51.4 million in 1994, 1995 and 1996, respectively. Net income for 1994, 1995 and 1996 was $20.7 million, $25.9 million and $30.0 million, respectively, representing a compound annual growth rate of 20.4%.

     On January 21, 1997, OMG acquired SCM, a leading producer of copper, iron and stainless steel powders. SCM serves over 35 niche markets, primarily within the automotive, electronics, transportation and catalyst industries. The addition of SCM's metal-based specialty powders and chemicals to the Company's product line offers significant growth opportunities through cross-selling to existing customers, geographic expansion and new product development. The Company's combined pro forma net sales, income from operations and net income for 1996 were $482.3 million, $60.1 million and $29.2 million, respectively.

COMPETITIVE STRENGTHS

     The Company benefits from the following competitive strengths:

  -  LEADING MARKET POSITIONS

     As a result of its high quality products, technological capabilities and customer service and support, the Company has achieved a leading market position in the production of metal-based specialty chemicals and powders. The Company serves numerous international companies including British Steel plc, E.I. du Pont de Nemours & Company, Exxon Corporation, Ferro Corporation, General Electric Company, The Goodyear Tire and Rubber Company, Minnesota Mining and Manufacturing Company (3M), The Nippert Company, a subsidiary of Outokumpu Copper, Inc., and Sandvik Aktiebolag.

  - WORLDWIDE PRESENCE

     The Company serves customers on a worldwide basis in over 50 countries with an international sales force of 36 persons and 110 independent agents. This sales presence, combined with the Company's manufacturing facilities in the United States, Europe and Asia Pacific, enables the Company to respond promptly to customer needs on a worldwide basis.

  - NEW PRODUCT DEVELOPMENT

     The Company's research and new product development personnel in the United States and Finland work closely with its customers to develop new products to meet changing industry needs and customer requirements. The Company estimates that products introduced over the last five years represented approximately 10% of the Company's 1996 net sales.

  -  ADVANCED PRODUCTION CAPABILITY

     The Company's manufacturing plants, all of which have received ISO 9002 certification, are capable of efficiently producing a broad range of specialty chemicals and powders. The Company's refining capability gives it the flexibility to work with a variety of raw materials. The technical capabilities of the Finnish and Utah facilities permit the Company to transform low-grade feedstocks, such as cobalt slag, concentrates and recycled materials, to high quality finished products. The ability to convert and recycle these materials gives the Company a significant cost advantage in the marketplace and enables it to source many grades of feedstocks at competitive prices.

  -  RELIABLE SUPPLY

     Through its long-term relationships with its suppliers and its purchasing power as the world's largest purchaser of cobalt, the Company has been able to achieve reliability of supply for its customers. Additionally, the Company's ability to process a variety of low-grade feedstocks provides the Company with enhanced supply reliability.

  -  EXPERIENCED MANAGEMENT

     The Company's management has an average of over 20 years' experience in the chemical industry. This management team has consistently delivered strong operating performance as demonstrated by increasing income from operations and net income in each of the last five fiscal years.

BUSINESS STRATEGIES

     The Company believes that additional opportunities for earnings growth are available through continuing implementation of its principal business strategies:

  -  FOCUS ON VALUE-ADDED NICHE MARKETS

     The Company continues to focus on value-added niche markets through continuing emphasis on research and technology and customer solution engineering. Recent examples include the development of 400 mesh powders for the diamond tool market and frit grade cobalt oxides for the ceramic frit market.

  -  EXPAND SALES OF EXISTING PRODUCTS

     The Company seeks to extend the markets for its existing products by expanding its geographical presence through a growing international sales force and participating in joint ventures in Asia Pacific. The Company also seeks cross-selling opportunities across its broad customer base.

  -  TARGET HIGH GROWTH APPLICATIONS

     The Company believes that growth opportunities exist for the Company's cobalt and nickel products incorporated in such end products as rechargeable batteries and in the Company's barium, calcium and zinc products used to stabilize both color and strength in flexible PVC. In addition, through its acquisition of SCM, the Company believes that growth opportunities exist in stainless steel powders, iron powders, metal pastes and proprietary catalysts.

  -  STRATEGIC ACQUISITIONS AND JOINT VENTURES

     The Company will continue to selectively pursue acquisitions that, like SCM, are complementary to its existing product lines, markets and geography. The Company pursues acquisitions that leverage its current technology and production capabilities in carboxylates, salts, powders and other metal-based specialty products. The Company will also consider additional joint ventures to help it achieve geographic expansion and extend the markets for its products.

PRODUCTS AND MARKETS

     The following is a discussion of the Company's products and markets, including SCM.

     METAL CARBOXYLATES. The Company believes it is the world's leading manufacturer and marketer of cobalt carboxylates and produces over 200 carboxylate products. In addition to cobalt products, the Company manufactures carboxylates using a variety of other metals, including barium, calcium, copper, manganese, molybdenum, nickel, potassium, zinc, and zirconium. Metal carboxylates are essential components in numerous complex chemical and industrial processes, and are used in many end markets, such as coatings, custom catalysts, liquid detergents, lubricants and fuel additives, plastic stabilizers, polyester promoters and adhesion promoters for rubber tires. Examples of specific applications include the use of additives to optimize the drying process in paints and enamels, fuel additives to improve combustion and suppress smoke, rubber adhesion promoters to improve the bonding of rubber to steel-belted tires, and lubricant additives to improve fuel efficiency.

     The Company produces metal carboxylates at its manufacturing facilities in the United States and Europe. Metal carboxylates are sold to customers in the Americas, Europe and Asia Pacific. Sales of metal carboxylates accounted for approximately $98.9 million, or approximately 21% of the Company's 1996 net sales. The following table sets forth certain information concerning the Company's end markets for metal carboxylates and representative attributes:

         END MARKETS                                      ATTRIBUTES
Coatings......................   Promotes faster drying in such products as house paints,
                                 both exterior and interior, as well as industrial and marine coatings

Liquid Detergents.............   Catalyzes the detergent alcohol found in liquid laundry
                                 soaps

Lubricating Oils..............   Enhances the performance of various lubricating oils used in automobile engines, generators and mining equipment by
                                 reducing sludge build-up, preventing oxidation under high
                                 pressure and reducing friction

Polyester Resins..............   Accelerates the curing of polyester resins found in
                                 reinforced fiberglass boats, storage tanks, bathrooms,
                                 sports equipment, automobile and truck components

Polyvinyl Chloride (PVC)......   Mitigates the effect of heat on flexible PVC in such
                                 products as medical tubing, garden hoses, resilient flooring and shower curtains

Printing Inks.................   Promotes faster drying in various printing inks

Tires.........................   Promotes bonding of metal-to-rubber in radial tires

     METAL SALTS. The Company believes it is the world's leading manufacturer and marketer of cobalt and nickel-based specialty salts and produces over 25 products in this category. The Company also produces copper salts. Metal salts are used in a wide variety of end products including catalysts, colorants, batteries, petroleum additives, magnetic media, metal finishing agents and a broad range of chemicals. Salts have several characteristics that make them essential components in a wide range of industrial and chemical processes. For example, cobalt oxide is ideal for use as a bonding agent for the underlaying of enamels and ceramics which require uniform fine powder. Nickel carbonate has the necessary purity and consistency to make it suitable for electrogalvanizing steel to prevent corrosion. Copper oxide has properties well suited for antifouling in marine paint applications.

     The Company produces cobalt, nickel and copper salts at its manufacturing facilities in the United States and Finland for sale to customers in the Americas, Europe and Asia Pacific. Sales of metal salts accounted for approximately $218.9 million, or 45% of the Company's 1996 net sales. The following table sets forth certain information concerning the Company's end markets for metal salts and representative attributes:

         END MARKETS                                      ATTRIBUTES
Ceramics and Glassware........   Provides color for earthenware and glass, pigments, and
                                 facilitates adhesion of porcelain to metal

Household Appliances..........   Enhances metal-glass bonding in a variety of household
                                 appliances

Magnetic Media................   Improves the recording quality of video and audio tapes, as well as enhances the high screen resolution properties in
                                 television sets

Petrochemical Refining........   Reduces sulfur dioxide and nitrogen emissions

Steel.........................   Improves the rust resistance in auto and truck bodies

Synthetic Fibers..............   Improves the efficiency of chemical processes used to
                                 manufacture synthetic fibers

Paints........................   Enhances antifouling in marine paints

     METAL POWDERS. The Company believes it is a leading producer of copper powders and the world's second largest manufacturer of cobalt extra-fine powders. The Company also manufactures iron and stainless steel powders. Cobalt extra-fine powders are among the most technically advanced metal powder products. High specification metal powders have several important characteristics that make them essential components in a number of applications. Cobalt extra-fine powders have very low oxygen levels, thereby avoiding brittleness, and are used primarily to produce cemented carbides for mining and machine tools and oil and gas drilling equipment, and diamond tools used in the construction, quarrying and manufacturing industries as well as other hard metal applications. Copper powders produce high strength, corrosion resistant, high performance alloyed materials used in the military and aerospace industries.

     The Company produces powders at its manufacturing facilities in Finland and the United States for sale to customers in the Americas, Europe and Asia Pacific. Sales of cobalt and copper powders accounted for approximately $164.5 million, or approximately 34% of the Company's 1996 net sales. The following table sets forth certain information concerning the Company's end markets for metal powders and representative attributes:

         END MARKETS                                      ATTRIBUTES
Construction Equipment........   Strengthens and adds durability to diamond cutting and
                                 drilling equipment used in construction and quarrying

Cutting Tools.................   Strengthens and adds durability to mining and machine
                                 cutting tools, as well as oil and gas drilling equipment

Rechargeable Batteries........   Improves the electrical conduction of rechargeable batteries found in cellular phones, video cameras, portable computers and power tools

Bushings & Bearings...........   Enhances performance through porous, self-lubricating bronze bearings for electric motors and other industrial
                                 applications

Microelectronic...............   Reduces the solder bridging and enhances solder joint
                                 strength for circuit boards and brazing

Pressed Metal Parts...........   Prevents corrosion in automotive exhaust systems

High-Tech Alloys..............   Strengthens and prevents corrosion of high performance
                                 alloyed materials

RAW MATERIALS

     The primary raw materials used by the Company in manufacturing products are cobalt, nickel and copper. The cost of raw materials fluctuates due to actual or perceived changes in supply and demand.

Generally, the Company is able to pass through to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices.

     While nickel and copper are worldwide commodities and generally available, cobalt availability can be more uncertain. The Company's supply of cobalt has historically been sourced primarily from Zaire, Australia, Finland and Zambia. Although the Company has never experienced a material shortage of cobalt, production problems and political and civil instability in certain supplier countries may affect the supply and market price of cobalt. In particular, the present political and civil instability in Zaire may affect the availability of raw materials from that supplier country. If a substantial interruption should occur in the supply from Zaire or elsewhere, there is no assurance that the Company would be able to obtain as much cobalt from other sources as would be necessary to satisfy the Company's requirements at prices comparable to its current arrangements.

     The Company attempts to mitigate changes in prices and availability by maintaining adequate inventories and long-term supply relationships with a variety of producers. The Company presently has secured all its anticipated cobalt needs through 1997 and has contracted for a portion of its anticipated needs in 1998 and 1999.

     The following tables set forth the average quarterly per pound prices for cobalt, nickel and copper for the last five years.

                     Measurement Period
                   (Fiscal Year Covered)                             Cobalt - Price/lb
                          1Q 1992                                        29.50
                          2Q 1992                                        26.50
                          3Q 1992                                        20.25
                          4Q 1992                                        20.50
                          1Q 1993                                        15.75
                          2Q 1993                                        14.75
                          3Q 1993                                        12.50
                          4Q 1993                                        13.00
                          1Q 1994                                        20.50
                          2Q 1994                                        24.50
                          3Q 1994                                        24.00
                          4Q 1994                                        32.25
                          1Q 1995                                        29.75
                          2Q 1995                                        28.00
                          3Q 1995                                        28.00
                          4Q 1995                                        31.75
                          1Q 1996                                        31.00
                          2Q 1996                                        27.00
                          3Q 1996                                        22.50
                          4Q 1996                                        22.25

Source: Metals Bulletin

                     Measurement Period
                   (Fiscal Year Covered)                             Nickel - Price/lb
                          1Q 1992                                         3.47
                          2Q 1992                                         3.30
                          3Q 1992                                         3.27
                          4Q 1992                                         2.75
                          1Q 1993                                         2.75
                          2Q 1993                                         2.60
                          3Q 1993                                         2.20
                          4Q 1993                                         2.15
                          1Q 1994                                         2.65
                          2Q 1994                                         2.70
                          3Q 1994                                         2.80
                          4Q 1994                                         3.45
                          1Q 1995                                         3.95
                          2Q 1995                                         3.40
                          3Q 1995                                         3.90
                          4Q 1995                                         3.80
                          1Q 1996                                         3.70
                          2Q 1996                                         3.70
                          3Q 1996                                         3.35
                          4Q 1996                                         3.15

Source: London Metal Exchange

                     Measurement Period
                   (Fiscal Year Covered)                             Copper - Price/lb
                          1Q 1992                                          1.0
                          2Q 1992                                         1.02
                          3Q 1992                                         1.12
                          4Q 1992                                          .98
                          1Q 1993                                          .98
                          2Q 1993                                          .84
                          3Q 1993                                          .84
                          4Q 1993                                          .74
                          1Q 1994                                          .88
                          2Q 1994                                          .98
                          3Q 1994                                         1.04
                          4Q 1994                                         1.28
                          1Q 1995                                         1.36
                          2Q 1995                                         1.32
                          3Q 1995                                         1.34
                          4Q 1995                                         1.32
                          1Q 1996                                         1.16
                          2Q 1996                                         1.14
                          3Q 1996                                          .92
                          4Q 1996                                          .99

Source: Commodity Exchange Inc.



                           RESEARCH AND DEVELOPMENT

     The Company's research and new product development program is an integral part of its business. Research and development focuses on adapting proprietary technologies to develop new products and working with customers to meet their specific requirements. New products introduced since 1991 represented approximately 10% of the Company's 1996 net sales. Research and development expenses for OMG on a historical basis were approximately $2.8 million, $3.4 million, and $3.8 million for 1994, 1995, and 1996, respectively. The Company's pro forma research and development expenses were approximately $5.8 million for 1996.

     The Company's research staff of 52 persons conducts carboxylate, metal salts and powders research and development at the Company's laboratories located in Cleveland, Ohio; Research Triangle Park, North Carolina; and Kokkola, Finland. The Company also maintains a research agreement with Outokumpu Research Oy.

PATENTS

     The Company holds 112 patents related to the manufacturing, processing and use of metallo-organic and metal-based compounds. In addition, the Company has the right to use, and in certain instances license and sell, technology covered by 16 patents in the areas of hydrometallurgical processes, solvent extraction, agitators and metal powders. The Company does not consider any single patent or trademark to be material to its business as a whole.

MARKETING AND SALES

     The Company conducts its U.S. marketing and sales from its offices in Cleveland, Ohio and Research Triangle Park, North Carolina and its marketing and sales in Europe and Asia Pacific through the Company's subsidiaries, OMG Europe GmbH and OMG Asia Pacific Co., Ltd. in Dusseldorf, Germany and Taipei, Taiwan, respectively. The Company's sales group consists of 36 employees, who are responsible for certain industry and geographic segments. The Company has 110 independent sales and marketing agents worldwide.

ENVIRONMENTAL MATTERS

     Since 1970, a wide variety of environmental laws and regulations have been adopted by the United States and by foreign, state and local governments which continue to be amended and supplemented. The Company is subject to these laws and regulations as a result of its operations and use of certain substances that are, or have been, used, produced or discharged at or by the Company's plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels which require remediation under environmental laws at properties now or previously owned, operated or used by the Company.

     Annual environmental compliance costs and capital expenditures were approximately $2.0 million and $1.5 million, respectively, for 1996. Such ongoing expenses include costs relating to waste water analysis and disposal, hazardous and non-hazardous solid waste analysis and disposal, sea water control, air emissions controls, soil and groundwater clean-up and monitoring and related staff costs. The Company anticipates that it will continue to incur costs and make expenditures at moderately increasing levels for the foreseeable future in light of the Company's recent acquisition of SCM, the fact that environmental laws and regulations are becoming increasingly stringent, and the likely lowering of permissible discharge limits.

     Due to the ongoing development and understanding of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly from those currently anticipated. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that the ultimate aggregate cost to the Company of environmental remediation, as well as other legal proceedings arising in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

EMPLOYEES

     At January 31, 1997, the Company had 703 full-time employees of which 451 were located in the United States, 209 in Finland, 36 in Western Europe and 7 in Taiwan. Employees at the Company's facilities in Research Triangle Park, North Carolina; Franklin, Pennsylvania; St. George, Utah; and Ezanville, France are non-unionized. Employees at the Company's facilities in Kokkola, Finland are members of several national workers' unions under various union agreements. Generally, such union agreements have two-year terms. Employees at the Johnstown, Pennsylvania facility are members of the United Steelworkers Union. The Johnstown union agreement has a term of 5 years expiring in June of 1998. The Company believes relations with its employees are good.

PROPERTIES

     The Company believes that its plants and facilities, which are of varying ages and of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. The Company's manufacturing plants have all received ISO 9002 certification. The land on which the Kokkola plant is located is leased with a remaining term of 94 years. The land on which the St. George, Utah plant is located is leased with a remaining term, including options, of 48 years. Otherwise, the real properties comprising the Company's manufacturing facilities are owned by the Company. The principal executive offices of the Company are located at 50 Public Square, 3800 Terminal Tower, Cleveland, Ohio and the telephone number for such offices is
(216) 781-0083.

     The Company's Kokkola, Finland production facility is situated on property owned by Outokumpu Zinc Oy. KCO and Outokumpu Zinc Oy share certain physical facilities, services and utilities under agreements with varying expiration dates. General property and administrative services are provided under a service agreement, which expires in 1998, but are priced separately and subject to yearly renegotiation in anticipation of phasing out Outokumpu Zinc's role as a service provider. Utilities and raw material purchase assistance contracts provide that KCO jointly purchase with, or pay a fee to, affiliates of Outokumpu Oy for assistance in negotiating contracts and securing bulk quantity discounts.

     Certain information regarding the Company's offices and research and product development and manufacturing facilities is set forth below:

                                                                                   APPROXIMATE     LEASED/
         LOCATION(1)                             FACILITY FUNCTION                 SQUARE FEET      OWNED
Cleveland, Ohio                  Corporate headquarters                                5,800       leased
                                 Research and development facility                    11,400       leased
                                 Americas marketing and administration offices        14,800       leased

Dusseldorf, Germany              European marketing and administration offices         3,800       leased

Taipei, Taiwan                   Asia Pacific marketing and administration offices     1,500       leased

Franklin, Pennsylvania           Manufactures carboxylates and salts                 220,000        owned

St. George, Utah                 Manufactures salts                                   37,000       leased

Kokkola, Finland                 Manufactures carboxylates, salts and powders        400,000       leased

Ezanville, France                Manufactures carboxylates                            50,000        owned

Johnstown, Pennsylvania          Manufactures powders                                137,700        owned

Research Triangle Park, N.C.     Manufactures powders                                132,300        owned
                                 Marketing and administration offices

---------------

(1) Does not include facilities owned or leased by the Company's Asia Pacific joint ventures.

ACQUISITION OF SCM

     On January 21, 1997, the Company acquired SCM, one of the world's leading producers of metal-based specialty powders and chemicals -- principally specialty powders made from copper, iron and stainless steel.

     Set forth below are selected financial information for SCM for its fiscal year ended September 28, 1996 and the three months ended December 30, 1995 and December 28, 1996:

                                                  FISCAL YEAR ENDED         THREE MONTHS ENDED
                                                    SEPTEMBER 28,      DECEMBER 30,     DECEMBER 28,
                                                  -----------------   --------------   --------------
                                                        1996               1995             1996
                                                                                (UNAUDITED)

                                                                    (IN THOUSANDS)
    Statement of Income Data:
      Net Sales.................................       $94,279           $ 23,557         $ 22,857
      Gross profit..............................        23,027              5,913            6,143
      Selling, general and administrative
         expenses...............................        10,765              2,813            2,580
                                                  -------------       -----------      -----------
      Income from operations....................        12,262              3,100            3,563
      Interest expense..........................        (4,095)            (1,170)            (975)
      Net income................................       $ 5,030           $  1,210         $  1,614
                                                  =============       ===========      ===========
    Balance Sheet Data:
      Total assets..............................       $45,700           $ 42,198         $ 44,984

     SCM serves over 35 niche markets, primarily within the automotive, electronics, transportation, and catalyst industries. It offers significant growth opportunities through geographic expansion, cross-selling opportunities and new product development. Through SCM, the Company plans to enter new niche markets and leverage its core technology in specialty chemicals and powders. The following are examples of products and markets offering opportunity for growth:

     - Stainless steel powders used to fabricate metal parts such as exhaust flanges for automobiles;

     - Electrolytic iron powders used in specialty applications where performance is critical;

     - Copper catalysts used for the production of silanes in the silicone industry which has been operating at near capacity levels and is expanding;

     - Solder pastes used in the electronics industry and in cellular phones, personal computers, laptop/notebook computers, and supporting devices.

     SCM is a global supplier with manufacturing facilities located in Research Triangle Park, North Carolina; Johnstown, Pennsylvania; and Singapore (as part of a 70% owned joint venture). SCM's sales and administrative activities are headquartered at its Research Triangle Park facility.

                                   MANAGEMENT

     The following table sets forth, as of February 28, 1997, certain information regarding the Company's directors, executive officers and certain other significant employees of the Company.

            NAME              AGE                               POSITION
----------------------------  ---    ---------------------------------------------------------------
James P. Mooney.............  49     Director, Chairman and Chief Executive Officer
Eugene Bak..................  63     Director, President and Chief Operating Officer
Lee R. Brodeur..............  68     Director
Frank Butler................  61     Director
Thomas R. Miklich...........  49     Director
John E. Mooney..............  46     Director
Markku Toivanen.............  56     Director
James M. Materna............  51     Chief Financial Officer
Thomas E. Fleming...........  51     President, OMG Americas, Inc.
Kari Muuraiskangas..........  52     President, OMG Europe GmbH
J.R. Hwang..................  48     President, OMG Asia Pacific Co., Ltd.
Antti Aaltonen..............  49     President, OMG Kokkola Chemicals Oy
Michael J. Scott............  46     Vice President, Human Resources, General Counsel and Secretary
H. Burnham Tinker...........  57     Vice President, Corporate Development
John R. Holtzhauser.........  40     Corporate Controller
Terry Guckes................  47     Vice President, Planning and Development

     JAMES P. MOONEY is Chairman of the Board and has been a director and Chief Executive Officer of the Company since 1991. From 1991 to 1994, Mr. Mooney was President of the Company. From 1979 to 1991, Mr. Mooney was President and Chief Executive Officer of Mooney Chemicals, Inc. Mr. Mooney received a B.A. degree in history from Quincy University, where he is a member of the Board of Trustees. Mr. Mooney is also a member of the Board of Directors of Brush Wellman Inc. Mr. Mooney is John E. Mooney's brother.

     EUGENE BAK has been President and Chief Operating Officer of the Company since 1994. From 1992 to 1994, Mr. Bak was President of Mooney Chemicals, Inc. From 1970 to 1992, Mr. Bak held various management positions at Mooney Chemicals, Inc., including Vice President of Operations and Manager of the Company's Franklin, Pennsylvania, facility. Mr. Bak received a B.S. in chemical engineering from Ohio State University and an M.B.A. from Seton Hall University.

     LEE R. BRODEUR has been a director of the Company since 1991 and a director of Mooney Chemicals, Inc. since 1987. Mr. Brodeur was employed by the Firestone Tire & Rubber Company, Akron, Ohio from 1951 until his retirement as President and Chief Operating Officer of that company in 1986.

     FRANK BUTLER has been a director of the Company since 1996. He has been the President and General Manager of the Coatings Division of The Sherwin Williams Company since 1992 and has held several other management positions with The Sherwin Williams Company since 1966. Mr. Butler received a B.S. degree in Chemistry from Kansas State University and a M.S. degree in Chemistry from Iowa State University.

     THOMAS R. MIKLICH has been a director of the Company since 1993. Mr. Miklich has been employed by Invacare Corporation as Chief Financial Officer since 1993. Prior to joining Invacare, Mr. Miklich was Executive Vice President, Chief Financial Officer and a Director of Van Dorn Company. For 22 years prior to that, Mr. Miklich was employed with The Sherwin Williams Company where he held several financial positions, culminating as their Senior Vice President and Chief Financial Officer.

     JOHN E. MOONEY was appointed as a director of the Company in November, 1995, to fill a vacancy. For the past 10 years, Mr. Mooney has been President of Sachem, Inc., a specialty chemical manufacturer. Prior to that time, he was the Vice President of Finance and Procurement for Mooney Chemicals, Inc. Mr. Mooney received a B.A. in Economics from the University of Toronto. Mr. Mooney is James
P. Mooney's brother.

     MARKKU TOIVANEN has been a director of the Company since 1991. Since 1993, Mr. Toivanen has served as President and Chief Executive Officer of Outokumpu Metals & Resources Oy. From 1992 to 1993, Mr. Toivanen served as OMR's Executive Vice President and Chief Operating Officer. From 1991 to 1992, Mr. Toivanen served as Chairman and Chief Executive Officer of Outokumpu Mines Ltd. (Canada), a wholly owned subsidiary of Outokumpu Oy. Mr. Toivanen and Antti Aaltonen, Vice President of Operations for Kokkola Chemicals Oy, are brothers-in-law.

     JAMES M. MATERNA has been the Company's chief financial officer since 1992. Prior to such time, he was a principal in Ashley Management, a financial management services and private investment firm for six years. From 1981 to 1986, Mr. Materna was a partner with the accounting firm of KPMG Peat Marwick in New York and Cleveland. Mr. Materna received a B.S. degree in chemical engineering from the University of Pittsburgh, and an M.B.A. degree from the Graduate School of Business of Stanford University. Mr. Materna is a certified public accountant.

     THOMAS E. FLEMING has been President of OMG Americas, Inc. since 1994. Prior to that, he served as Mooney Chemical, Inc.'s Vice President of Marketing for seven years. From 1968 to 1987, Mr. Fleming held various positions with Mooney Chemical, Inc. including national accounts manager, industry manager and national sales manager. Mr. Fleming received a B.B.A. degree in marketing from Cleveland State University.

     KARI MUURAISKANGAS has been the President of OMG Europe GmbH since 1992. From 1970 to 1992, Mr. Muuraiskangas was employed by Outokumpu Oy and its subsidiary companies in various production and marketing capacities. From 1986 to 1989 he served as President of Outokumpu Japan KK, a wholly owned subsidiary of Outokumpu Oy. Mr. Muuraiskangas received an M.S. degree from Tempere University, Finland in 1969.

     J.R. HWANG has been the President of OMG Asia Pacific Co., Ltd. since 1994. Prior to that, he held various positions with Amax Extractive Research & Development, Inc. and the Hall Chemical Company where he served as the director of Far East operations. Dr. Hwang earned a bachelor's degree in metallurgical engineering and materials science from National Cheng-Kung University, Taiwan, a master's degree and Ph.D. from Stanford University and an M.B.A. from the Weatherhead School of Management of Case Western Reserve University.

     ANTTI AALTONEN has been President of OMG Kokkola since 1996 and prior to that was KCO's Vice President of Operations for four years. Mr. Aaltonen was appointed project manager for the design and construction of the Kokkola plant in 1977. He was appointed the first production manager for the facility in 1982 and subsequently became development manager. Mr. Toivanen and Mr. Aaltonen are brothers-in-law.

     MICHAEL J. SCOTT has been Vice President, General Counsel and Secretary of the Company since 1995. Prior to that, Mr. Scott was General Counsel and Secretary. Mr. Scott has a B.A. from Hamilton College and a J.D. from the Cleveland State University, John Marshall College of Law.

     H. BURNHAM TINKER has been the Vice President of Corporate Development since 1994. Prior to that, Dr. Tinker served as MCI's Vice President of Research and Development for four years. From 1983 to 1991, Dr. Tinker was the technical director of Mooney Chemicals, Inc. From 1966 to 1980, Dr. Tinker worked in various research and management capacities at Monsanto Company, a chemical company. Dr. Tinker received a B.S. degree in chemistry from St. Louis University and a Ph.D. degree in inorganic chemistry from the University of Chicago.

     JOHN R. HOLTZHAUSER has been the Corporate Controller since 1993. From 1986 to 1992 Mr. Holtzhauser was the Controller of Mooney Chemicals, Inc. Mr. Holtzhauser received a B.B.A. degree in accounting from Cleveland State University and an M.B.A. degree from the Weatherhead School of Management of Case Western Reserve University.

     TERRY GUCKES has been Vice President of Planning and Development of the Company since 1995. From 1988 to 1995, Dr. Guckes worked for The Lubrizol Corporation as a Vice President of Lubrizol Enterprises, the venture capital arm of Lubrizol, and then as Vice President of the Strategic Planning and Investment Division. From 1986 to 1988, Dr. Guckes led the area of commercial development of new products in the automotive area for W. R. Grace. From 1974 to 1986, Dr. Guckes held various positions with the Exxon Corporation in venture capital, chemicals, refinery engineering and production. Dr. Guckes received a B.Sc.E. in Chemical Engineering from Princeton University, a Ph.D. in Chemical Engineering from the University of Wisconsin in 1974, and an M.B.A. from the Wharton School of Business in 1984.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the following respective number of shares of Common Stock at the offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus.


                                   UNDERWRITERS                            NUMBER OF SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated............................................
    First Analysis Securities Corporation................................

                                                                               ---------
         Total...........................................................      3,000,000
                                                                               =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares of Common Stock are taken.

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price, less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may re-allow, a concession not in excess of $          per share to
certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the Company receives for the other shares that the Underwriters have agreed to purchase.


     To the extent that the Underwriters exercise such option to purchase up to a total of 450,000 shares of Common Stock, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock shown in the above table, and the Company will be obligated, pursuant to the option, to sell such Common Stock to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.


     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Company has agreed that it will not, and shall cause each director and executive officer of the Company to agree that such person will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation,
(x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, file any registration statement with respect to (in the case of the Company) or make any demand for or exercise any right with respect to the registration of (in the case of each director and executive officer) or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Stock (regardless of whether any of the transactions described in clause (x) or (y) of this paragraph is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), for a period of 90 days after the date of the Underwriting Agreement, other than (i) the shares of Common Stock offered hereby and (ii) the Company may issue any shares of Common Stock sold upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof or pursuant to any employee stock option or other benefit plan in existence on the date hereof, or pursuant to the Company's Long-Term Incentive Compensation Plan.


     Due to the repayment of borrowings under the SCM Loan, certain affiliates of members of the National Association of Securities Dealers, Inc. participating in the distribution will receive more than 10% of the net proceeds of the Offering.


     Certain of the Underwriters have provided from time to time, and are expected to provide in the future, investment banking services to the Company and certain of their affiliates for which such Underwriters have received and will receive customary fees and commissions.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Squire, Sanders & Dempsey L.L.P. and for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of OM Group, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and the financial statements of SCM Metal Products, Inc. for the year ended September 28, 1996, appearing or incorporated by reference in this Prospectus and Registration Statement in which this Prospectus is included, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such financial statements have been included herein or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

        Report of Ernst & Young LLP, Independent Auditors......................   F-2
        Consolidated Balance Sheets............................................   F-3
        Statements of Consolidated Income......................................   F-4
        Statements of Consolidated Stockholders' Equity........................   F-5
        Statements of Consolidated Cash Flows..................................   F-6
        Notes to Consolidated Financial Statements.............................   F-7

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
OM GROUP, INC.

     We have audited the accompanying consolidated balance sheets of OM Group, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OM Group, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                     ERNST & YOUNG LLP

Cleveland, Ohio
January 30, 1997

                                 OM GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                          AS OF DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1996
                                                                            (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................................  $  9,098     $  7,818
  Accounts receivable, less allowance of $194 in 1995 and $210 in
     1996..............................................................    71,959       60,054
  Inventories..........................................................   139,067      195,050
  Other current assets.................................................    13,817        8,245
                                                                         --------     --------
          Total current assets.........................................   233,941      271,167
Property, plant and equipment:
  Land.................................................................       331          467
  Buildings and improvements...........................................    33,607       40,569
  Machinery and equipment..............................................   102,576      122,695
  Furniture and fixtures...............................................     3,427        4,074
                                                                         --------     --------
                                                                          139,941      167,805
          Less accumulated depreciation................................    42,661       57,184
                                                                         --------     --------
                                                                           97,280      110,621
Other assets:
  Unprocessed inventory................................................                 27,499
  Goodwill and other intangible assets, less accumulated amortization
     of $4,088 in 1995 and $4,967 in 1996..............................    23,842       23,036
  Other assets.........................................................     2,979        6,310
                                                                         --------     --------
          Total assets.................................................  $358,042     $438,633
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................................  $  5,263     $  3,586
  Accounts payable.....................................................    61,917       77,330
  Accrued income taxes.................................................     9,484        2,753
  Other accrued expenses...............................................    10,282       13,637
                                                                         --------     --------
          Total current liabilities....................................    86,946       97,306
Long-term debt.........................................................    89,845      109,295
Contract payable.......................................................                 27,499
Deferred income taxes..................................................    18,597       17,773
Other long-term liabilities............................................     1,226        1,438
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized 2,000,000 shares; no shares issued or outstanding
  Common stock, $.01 par value:
     Authorized 30,000,000 shares; issued 18,759,346 shares............       125          188
  Capital in excess of par value.......................................   102,088      102,125
  Retained earnings....................................................    61,763       86,345
  Treasury stock (129,168 shares in 1995 and 141,432 shares in 1996, at
     cost).............................................................    (2,512)      (3,095)
  Foreign currency translation adjustments.............................       (36)        (241)
                                                                         --------     --------
          Total stockholders' equity...................................   161,428      185,322
                                                                         --------     --------
          Total liabilities and stockholders' equity...................  $358,042     $438,633
                                                                         ========     ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                       STATEMENTS OF CONSOLIDATED INCOME

                                                                     AS OF DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
Net sales..................................................  $251,275     $360,959     $387,999
Cost of products sold......................................   190,701      286,396      304,025
                                                             --------     --------     --------
                                                               60,574       74,563       83,974
Selling, general and administrative expenses...............    25,413       30,594       32,553
                                                             --------     --------     --------
          Income from operations...........................    35,161       43,969       51,421
Other income (expense)
  Interest expense.........................................    (3,150)      (5,516)      (7,485)
  Interest income..........................................       366          398          244
  Foreign exchange (loss) gain.............................    (1,349)        (333)         223
                                                             --------     --------     --------
                                                               (4,133)      (5,451)      (7,018)
                                                             --------     --------     --------
Income before income taxes.................................    31,028       38,518       44,403
Income taxes...............................................    10,286       12,585       14,356
                                                             --------     --------     --------
          Net income.......................................  $ 20,742     $ 25,933     $ 30,047
                                                             --------     --------     --------
          Net income per share.............................  $   1.09     $   1.36     $   1.56
                                                             ========     ========     ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                    FOREIGN
                                            CAPITAL IN                             CURRENCY
                                  COMMON    EXCESS OF     RETAINED    TREASURY    TRANSLATION
                                  STOCK     PAR VALUE     EARNINGS     STOCK      ADJUSTMENTS     TOTAL
                                  ------    ----------    --------    --------    -----------    --------
                                                              (IN THOUSANDS)
Balance at January 1, 1994.......  $125      $ 102,088    $ 23,058                   $(389)      $124,882
Net income.......................                           20,742                                 20,742
Translation adjustment...........                                                      205            205
Dividends paid...................                           (3,496)                                (3,496)
Treasury stock purchased.........                                     $ (1,158)                    (1,158)
                                   ----       --------     -------     -------       -----       --------
Balance at December 31, 1994.....   125        102,088      40,304      (1,158)       (184)       141,175
Net income.......................                           25,933                                 25,933
Translation adjustment...........                                                      148            148
Dividends paid...................                           (4,474)                                (4,474)
Treasury stock purchased.........                                       (1,354)                    (1,354)
                                   ----       --------     -------     -------       -----       --------
Balance at December 31, 1995.....   125        102,088      61,763      (2,512)        (36)       161,428
Net income.......................                           30,047                                 30,047
Non-employee directors'
  compensation...................                  100                                                100
Translation adjustment...........                                                     (205)          (205)
Dividends paid...................                           (5,465)                                (5,465)
Treasury stock purchased.........                                         (583)                      (583)
Three-for-two stock split........    63            (63)                                                 0
                                   ----       --------     -------     -------       -----       --------
Balance at December 31, 1996.....  $188      $ 102,125    $ 86,345    $ (3,095)      $(241)      $185,322
                                   ====       ========     =======     =======       =====       ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.
                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                     AS OF DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                                       (IN THOUSANDS)
Operating activities
  Net income...............................................  $ 20,742     $ 25,933     $ 30,047
  Items not affecting cash:
     Depreciation and amortization.........................    10,689       13,734       15,814
     Foreign exchange loss (gain)..........................     1,349          333         (223)
     Deferred income taxes.................................     2,962        1,552        7,841
  Changes in operating assets and liabilities:
     Accounts receivable...................................   (21,401)     (25,336)      11,905
     Inventories...........................................   (48,635)     (14,081)     (83,482)
     Accounts payable and other accruals...................    41,338        7,342       34,765
     Other.................................................    (1,181)      (5,833)        (851)
                                                             --------     --------     --------
Net cash provided by operating activities..................     5,863        3,644       15,816
Investing activities
  Expenditures for property, plant and equipment, net......   (19,674)     (31,215)     (28,129)
  Acquisitions of businesses...............................                (14,511)        (395)
                                                             --------     --------     --------
Net cash used in investing activities......................   (19,674)     (45,726)     (28,524)
Financing activities
  Dividend payments........................................    (3,496)      (4,474)      (5,465)
  Long-term borrowings.....................................    18,000       94,418       33,364
  Payments of long-term debt...............................    (2,000)     (46,021)     (15,591)
  Purchase of treasury stock...............................    (1,158)      (1,354)        (583)
                                                             --------     --------     --------
Net cash provided by financing activities..................    11,346       42,569       11,725
Effect of exchange rate changes on cash....................        47           19         (297)
                                                             --------     --------     --------
Increase (decrease) in cash................................    (2,418)         506       (1,280)
Cash and cash equivalents at beginning of year.............    11,010        8,592        9,098
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $  8,592     $  9,098     $  7,818
                                                             ========     ========     ========

See accompanying Notes to Consolidated Financial Statements.

                                 OM GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Thousands of dollars, except per share amounts)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Consolidation

     OM Group, Inc. (the Company) and its operating subsidiaries manufacture and sell metal carboxylates, salts, and powders that are primarily derived from cobalt and nickel. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories

     Inventories are stated at the lower of cost or market and are principally valued using the last-in, first-out (LIFO) method.

Property, Plant and Equipment

     Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment is provided by the straight-line method over the useful lives of the various classes of assets. Long-lived assets are assessed for impairment when operating profits for the related business indicate that the carrying value may not be recoverable.

Research and Development

     Selling, general and administrative expenses include research and development costs of $2,791, $3,413 and $3,756 in 1994, 1995 and 1996, respectively.

Income Taxes

     Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting arising principally from different depreciation methods and inventory reserves. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are reinvested for an indefinite period of time.

Foreign Currency Translation

     The functional currency for the Company's Kokkola, Finland subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars and it holds a significant intercompany note payable, denominated in U.S. dollars. Accordingly, foreign exchange gains and losses related to assets, liabilities and transactions which are denominated in other currencies (principally the Finnish Markka) are included in results of operations. The Company enters into forward contracts to partially hedge its balance sheet exposure to the Finnish Markka, and accordingly, gains or losses related to the forward contracts are included in results of operations.

     The functional currency for the Company's other subsidiaries outside of the United States is the applicable local currency. For those operations, financial statements are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded as a component of stockholders' equity.

Goodwill and Other Intangibles

     Goodwill and other intangibles represent principally the excess of the acquisition purchase price of businesses acquired over the fair market value of the net tangible assets acquired. These intangible assets are

                                 OM GROUP, INC.

being amortized on a straight-line basis over their respective useful lives (fifteen to forty years). Goodwill is assessed for impairment when operating profits for the related business indicate that the carrying value may not be recoverable.

Cash Equivalents

     For purposes of the statements of cash flows, all highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Earnings Per Share

     Earnings per share are computed based on weighted average shares outstanding and the dilutive effect of stock options outstanding as discussed in Note F.

Stock Options and Compensation Plans

     The Company grants stock options for a fixed number of shares to certain employees with an exercise price equal to the fair value of the shares at the date of grant and accounts for stock options using the intrinsic value method. Accordingly, compensation expense is not recognized for the stock option grants.

     Beginning in 1995, non-employee members of the Board of Directors were eligible to receive their annual retainer in the form of cash, stock options, or restricted stock. Directors may purchase stock options for a price equal to the difference between the exercise price (75% of fair market value on date of grant) and the fair market value per share. Restricted shares may be purchased at a price equal to fair market value per share. Also, directors electing to receive restricted stock receive additional restricted stock equal to 5% of their applied cash compensation. Accordingly, compensation expense is recognized for stock option and restricted share grants elected by eligible directors.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

B.  INVENTORIES

     Current inventories consist of the following:

                                                                        DECEMBER 31,
                                                                    ---------------------
                                                                      1995         1996
     Raw materials and supplies...................................  $ 99,853     $116,389
     Finished goods...............................................    74,715       87,980
                                                                    --------     --------
                                                                     174,568      204,369
     LIFO reserve.................................................   (35,501)      (9,319)
                                                                    --------     --------
     Total inventories............................................  $139,067     $195,050
                                                                    ========     ========

     Unprocessed inventory represents cobalt slag feedstock. A twelve-month supply of the cobalt slag feedstock is included in inventory; the remainder of the slag is classified as non-current unprocessed inventory. The cost of the cobalt obtained is based upon prevailing market prices.

                                 OM GROUP, INC.

C.  FINANCIAL INSTRUMENTS

     Long-term debt consists of the following:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                      1995         1996
     Notes payable to banks........................................  $56,000     $ 79,000
     Notes payable to insurance companies..........................   30,000       30,000
     Business acquisition debt.....................................    8,510        3,447
     Other.........................................................      598          434
                                                                     -------     --------
                                                                      95,108      112,881
     Less: Current portion.........................................    5,263        3,586
                                                                     -------     --------
     Total long-term debt..........................................  $89,845     $109,295
                                                                     =======     ========

     At December 31, 1996, the Company had a $120 million revolving credit facility with a group of banks, with variable interest rates based upon either the agent bank's rate or LIBOR plus a .35% to .75% margin, at the Company's option. Under the credit agreement, the Company must exceed a minimum predefined working capital ratio and meet certain funded debt ratios. There are also covenants which restrict the dividend paying and borrowing capability of the Company.

     In connection with the acquisition of SCM (as described further in Note I), the Company's revolving credit facility, which expires in 2002, was further expanded to $240 million in January, 1997, with a $10 million sublimit for letters of credit.

     The Company has an interest rate swap agreement to convert the variable interest rates on an aggregate contract amount of $30 million to a fixed rate of 7.28% plus .35% to .75% for a three year period ending December 20, 1997. The combined effective rate of the Company's bank borrowings and the related swap agreement was approximately 7.1% at December 31, 1996. The net interest paid or received on the interest rate swap is included in interest expense. The counterparties to the interest rate swap are international commercial banks. At December 31, 1996, the fair value of the interest rate swap based upon current settlement prices approximated $471 payable.

     During 1995, the Company borrowed $30 million from a group of insurance companies through a private placement. The borrowings bear interest at 7.38% and are due August 30, 2005. Under the terms of the note purchase agreement, the Company must meet certain interest coverage and funded debt ratios. There are also covenants which restrict the dividend paying and borrowing capability of the Company.

     In connection with several business acquisitions during 1995, the Company issued notes payable with a combined effective rate of 8.9%. The balance on these notes is due in 1997.

     Aggregate annual maturities of long-term debt for the five years following December 31, 1996 are as follows: 1997 -- $3,586; 1998 -- $148; 1999 -- $147; $0 in 2000 and $0 in 2001. Interest paid was $3,056, $4,454 and $7,056 for the years ended December 31, 1994, 1995 and 1996, respectively. At December 31, 1996, the carrying value of the Company's debt approximated its fair value.

     The Company enters into forward contracts to purchase Finnish Markka to partially hedge its balance sheet exposure to rate fluctuations between the Finnish Markka and the U.S. Dollar. At December 31, 1996, the fair value of the forward contracts, based on the current settlement price, approximated $220 payable, which was recorded in results of operations.

                                 OM GROUP, INC.

D.  INCOME TAXES

     Income before income taxes consists of the following:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1995        1996
     United States........................................  $ 9,022     $ 4,654     $ 1,384
     Outside the United States............................   22,006      33,864      43,019
                                                            -------     -------     -------
                                                            $31,028     $38,518     $44,403
                                                            =======     =======     =======

     Income taxes are summarized as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1995        1996
     Current:
       United States:
          Federal.........................................  $ 2,508     $ 2,158     $   923
          State and local.................................      604          85         258
       Outside the United States..........................    4,212       8,790       5,334
                                                            -------     -------     -------
                                                              7,324      11,033       6,515
     Deferred:
       United States......................................      914         949         644
       Outside the United States..........................    2,048         603       7,197
                                                            -------     -------     -------
                                                              2,962       1,552       7,841
                                                            -------     -------     -------
                                                            $10,286     $12,585     $14,356
                                                            =======     =======     =======

     Significant components of the Company's deferred income taxes are as follows:

                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1995        1996
     Current -- Principally inventories.............................  $(3,671)    $ 2,835
     Long-term -- Principally accelerated depreciation..............   18,597      17,773
                                                                      -------     -------
                                                                      $14,926     $20,608
                                                                      =======     =======

     A reconciliation of income taxes computed at the United States statutory rate to the effective income tax rate follows:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1994     1995     1996
     Income taxes at the United States statutory rate............... 35.0%    35.0%    35.0%
     State income taxes, net of federal tax benefit.................  1.4      0.1      0.4
     Effective tax rate differential of earnings outside of the
       United States................................................ (3.9)    (7.2)    (5.7)
     Change in statutory tax rate outside of the United States......           1.8
     Adjustment of worldwide tax liabilities........................           2.9      2.2
     Other--net.....................................................  0.7      0.1      0.4
                                                                     ----     ----     ----
                                                                     33.2%    32.7%    32.3%
                                                                     ====     ====     ====

     The Company has not provided additional United States income taxes on approximately $80 million of undistributed earnings of consolidated foreign subsidiaries included in stockholders' equity. Such earnings

                                 OM GROUP, INC.

could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits. It is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on such earnings.

     Income tax payments were $4,082, $5,060, and $14,129 during the years ended December 31, 1994, 1995 and 1996, respectively.

E.  EMPLOYEE BENEFIT PLANS

     The Company sponsors a non-contributory, qualified profit sharing plan covering all United States employees. Company contributions are determined by the Board of Directors based upon participant compensation. The Company also sponsors a non-contributory, non-qualified supplemental executive retirement plan for certain employees, providing benefits beyond those covered in the qualified profit sharing plan. Aggregate plan expenses were $1,160, $1,388, and $1,727 in 1994, 1995 and 1996, respectively.

     The Company provides health care benefits upon retirement for certain United States employees with a specified number of years of service. The estimated cost of their benefits is actuarially determined and accrued over the employees' service periods as a level percentage of compensation for employees expected to qualify for benefits.

     Expenses for postretirement benefits other than pensions are as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    -------------------------
                                                                    1994      1995      1996
     Service cost.................................................   $15       $16      $  27
     Interest cost................................................    63        75         84
                                                                     ---       ---        ---
                                                                     $78       $91      $ 111
                                                                     ===       ===        ===

     The liability recognized in the consolidated balance sheet at December 31, 1996 for postretirement benefit obligations other than pensions is $827 ($761 at December 31, 1995). For measurement purposes, a 9.55% blended annual rate of increase in the per capita cost of covered health care benefits was assumed, grading ratably to 5.9% through 2006. An increase of 1% in assumed health care cost trend rates would increase the accumulated benefit obligation as of December 31, 1996 by $155 and the aggregate annual service and interest cost by $16. The discount rate used in determining the accumulated benefit obligation as of December 31, 1996 and 1995 was 7.75%.

F.  COMMON STOCK AND STOCK OPTIONS

     On November 5, 1996, the Board of Directors approved a three-for-two stock split of its common stock, in the form of a stock dividend, with one additional common share issued December 2, 1996 for every two common shares held by shareholders of record on November 15, 1996. All share and per share information included in the accompanying financial statements have been retroactively adjusted to give effect to the split.

     On November 5, 1996, the Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock to stockholders of record on November 15, 1996. Each Right entitles the shareholder to purchase one one-hundredth share of Series A Participating Preferred Stock at a purchase price of $160 per share, subject to adjustment.

     The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group (Acquiring Person) acquiring or attempting to acquire 15% or more of the outstanding shares of common stock. In the event that the Rights become exercisable, each Right (except for Rights beneficially owned by the Acquiring Person, which become null and void) would enable the holder to purchase

                                 OM GROUP, INC.

for the exercise price then in effect, shares of the Company's common stock having a value of twice the exercise price.

     The Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $0.01 per Right. The Rights have no voting or dividend privileges and are attached to, and do not trade separately from the common stock. The Rights expire on November 14, 2006.

     The Company's Long-Term Incentive Compensation Plan has authorized the grant of options to management personnel for up to 1,523,438 shares of the Company's common stock. All options granted have 10 year terms and vest and become fully exercisable at the end of the fiscal year following the year of grant.

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 6.5%; dividend yield of 1.2%; the volatility factor of the expected market price of the Company's common stock of .20; and a weighted-average expected life of the option of 5 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                       1995        1996
     Pro forma net income...........................................  $25,782     $28,874
     Pro forma earnings per share:
       Primary......................................................    $1.35       $1.50
       Fully diluted................................................    $1.34       $1.50

     A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                           1994                    1995                     1996
                                    ------------------     --------------------     --------------------
                                              Weighted                 Weighted                 Weighted
                                              Average                  Average                  Average
                                              Exercise                 Exercise                 Exercise
                                    Options    Price        Options     Price        Options     Price
Outstanding at January 1..........  736,851    $ 6.47        900,101    $ 7.65      1,061,656    $ 9.94
  Granted.........................  163,250     13.00        208,055     18.72        202,860     25.96
  Exercised.......................                           (46,500)     5.04        (17,355)     9.19
  Forfeited.......................                                                     (4,082)    12.25
                                    -------    ------      ---------   -------      ---------   -------
Outstanding at December 31........  900,101    $ 7.65      1,061,656    $ 9.94      1,243,079    $12.55
                                    =======    ======      =========   =======      =========   =======
Exercisable at end of year........  736,851    $ 6.47        878,168    $ 7.89      1,055,579    $10.05
Weighted-average fair value of
  options granted during the
  year............................                                      $ 5.46                   $ 7.37

     The weighted-average remaining contractual life of these options outstanding is 7.2 years.

G.  COMMITMENTS AND CONTINGENCIES

     The Company's Finnish operating subsidiary has agreed to take shipment of 43,000 wet metric tons of Zairian cobalt and nickel slag from La Generale des Carrieres et des Mines (Gecamines) in 1997. The cost of the cobalt obtained will be based upon the prevailing market price as material is processed.

                                 OM GROUP, INC.

     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in the jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, management believes that the ultimate aggregate cost to the Company of environmental remediation, as well as other legal proceedings arising out of operations in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

H.  BUSINESS AND GEOGRAPHIC INFORMATION

     The Company operates in a single business segment serving numerous customers and industries; its operations are located principally in the United States and Finland. Financial information by geographic area is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                              1994         1995          1996
Net sales:
  United States...........................................  $119,470     $149,114      $160,507
  Finland.................................................   125,740      202,114       219,754
  Other...................................................     6,065        9,731         7,738
                                                            --------     --------      --------
                                                            $251,275     $360,959      $387,999
                                                            ========     ========      ========
Operating profit:
  United States...........................................    12,706       12,108        13,781
  Finland.................................................    26,200       37,227        44,063
  Other...................................................      (177)         504           304
  Corporate administrative expense........................    (3,568)      (5,870)       (6,727)
                                                            --------     --------      --------
                                                              35,161       43,969        51,421
Other expense.............................................    (4,133)      (5,451)       (7,018)
                                                            --------     --------      --------
Income before income taxes................................  $ 31,028     $ 38,518      $ 44,403
                                                            ========     ========      ========

                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------
                                                                           1995          1996
Identifiable assets:
  United States.....................................................     $141,422      $161,945
  Finland...........................................................      209,576       270,013
  Other.............................................................        7,044         6,675
                                                                         --------      --------
                                                                         $358,042      $438,633
                                                                         ========      ========

I.  SUBSEQUENT EVENT

     On January 21, 1997, pursuant to a Stock Purchase Agreement dated December 20, 1996, the Company acquired SCM Metal Products, Inc., a subsidiary of U.S. Industries, Inc. SCM, with annual sales in fiscal 1996 of approximately $94 million, is one of the world's leading producers of specialty chemicals and powders, principally specialty powders primarily from copper, iron and stainless steel. The total consideration paid by the Company for SCM was $122 million, financed entirely through bank borrowings. The Company is considering other longer term financing options. The acquisition, which is not reflected in the accompanying financial statements, will be accounted for by the purchase method of accounting.

                                 OM GROUP, INC.

J.  QUARTERLY DATA (UNAUDITED)



                                                            QUARTER ENDED
                                     ------------------------------------------------------------
                                        MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
1995
Net sales............................         $89,429         $84,974         $80,967        $105,589
Gross profit.........................          17,547          19,131          18,477          19,408
Income from operations...............          10,218          11,553          11,099          11,099
Net income...........................           6,090           6,722           6,606           6,515
Net income per share.................           $0.32           $0.35           $0.35           $0.34
Market price: high-low............... 16 5/8 - 14 1/2 19 1/2 - 15 3/8 21 3/8 - 18 5/8 22 3/8 - 18 7/8
Dividends paid per share.............           $0.06           $0.06           $0.06           $0.06
1996
Net sales............................        $102,853        $101,485         $89,071         $94,590
Gross profit.........................          20,211          21,030          20,905          21,828
Income from operations...............          12,258          13,084          13,036          13,043
Net income...........................           7,151           7,583           7,670           7,643
Net income per share.................           $0.37           $0.39           $0.40           $0.40
Market price: high-low............... 25 1/8 - 21 5/8     28 - 24 1/2 27 3/8 - 22 3/4 28 3/4 - 25 3/8
Dividends paid per share.............           $0.07           $0.07           $0.07           $0.07

                               METAL CARBOXYLATES

                                 (21% of Sales)


                        CUSTOM             PAINT                  FUEL                   INK
                       CATALYSTS           DRIERS               ADDITIVES               DRIERS
                       ---------           ------               ---------               ------
Applications          Oxidation         Oxidation             Combustion               Oxidation
                    Carbonylation       Catalysts              Improvers               Catalysts
                    Polymerization     Polymerization        Soot Suppressants        Polymerization
                    Esterification       Catalysts           Smoke Suppressants         Catalysts
                                                            Corrosion Inhibitors

End Markets       Adhesion Promoters    Driers Used in        Additives Used       Offset Letterpress
                   in Steel Belted     Automotive Paints     in Marine, Diesel       Inks, Overprint
                    Radial Tires,        House Paints,       and Aviation Fuels         Varnishes,
                  Catalysts Used To     Marine Coatings,                              Gravure Inks
                       Produce           Traffic Paint,
                    Petrochemicals,    Industrial Coatings
                    Urethane Foam

                                            POLYESTER
                      LUBRICANT              CURING
                      ADDITIVES              AGENTS              STABILIZERS
                      ---------             ---------            -----------
Applications           Extreme            Polymerization            Heat
                       Pressure             Catalysts            Stabilizers
                       Anti-Wear
                     Anti-Oxidants
                 Corrosion Inhibitors

End Markets           Engine Oils,     Unsaturated Polyester     Flexible PVC
                      Gear Oils,          Resin Used in          Used in Vinyl
                      Greases,             Reinforced          Flooring, Medical
                     Cutting Oils,       Fiberglass Boats,      Tubing, Garden
                   Lubricating Oils      Cultured Marble,        Hoses, Shower
                                          Storage Tanks,            Curtains
                                            Bathrooms,
                                            Automobile
                                            Components


                                  METAL SALTS

                                 (45% of Sales)

                                                                                        PETROLEUM
                      COLORANTS                                    STORAGE              REFINING
                     AND PIGMENTS         ADDITIVES                 MEDIA               CATALYSTS
                     ------------         ---------                -------              ---------
Applications          Adhesives          Antifouling         Electroreprography      Desulfurization
                      Colorants            Agents           Information Storage      Denitrofication
                      Pigments
                    Decolorizers

End Markets         Ceramic Tiles,      Marine Paints,         Magnetic Media        Desulfurized and
                  Pigments, Colored    Roofing Materials         Audio and         Denitroized Oil Used
                      Glassware,                                Video Tapes        in Gasoline Fuel Oil,
                      Porcelain                                 Compact Discs            Chemical
                    Enamel, Frits                                                       Feedstocks

                     AGENTS FOR
                       STEEL              SPECIALTY                CUSTOM
                      PLATING             CHEMICALS              CATALYSTS
                     ----------           ---------              ---------
Applications      Anti-Corrosion       Raw Material        Oxidation Catalysts
                       Agents          Intermediates           Hydrogenation
                                                                 Catalysts
                                                              Hydroformylation
                                                                 Catalysts
                                                               Polymerization
                                                                 Catalysts

End Markets    Plating Solutions for  Vitamin Supplements,       Detergents,
                 Electrogalvanized    Catalysts for Organic   Carpeting, Bottles
                      Steel             Chemicals, Metal       (PET), Textiles
                                      Oxides (Rechargeable        Silicones
                                           Batteries)


                                 METAL POWDERS

                                 (34% of Sales)

                 COBALT EXTRA-FINE          400 MESH-GRADE          CHEMICAL GRADE         COPPER
                      POWDER                 COBALT POWDER          COBALT POWDER          POWDER
                 -----------------          --------------          --------------         ------
Applications        Adhesives                  Adhesives             Raw Material         Compacting
                                                                     Intermediates     Powder Metallurgy

End Markets        Cutting Tools,               Diamond           Metal Carboxylates,    Bushings and
                 Cutting Tool Inserts,       Cutting Tools       Metal Inorganic Salts     Bearings,
                    Drill Bits, Saw                                  Rechargeable      Friction Materials
                         Teeth,                                        Batteries
                  Grinders/Polishers










                     STAINLESS                                          OTHER
                       STEEL                     IRON                METAL BASED
                      POWDER                    POWDER                  POWDER
                     ---------                  ------               -----------
Applications       Anti-Corrosion              Vitamin               Solder Pastes
                       Agents              Supplements and       Electrical Conductors
                                            Strengtheners

End Markets        Pressed Metals          Processed Foods         Microelectronics
                                              High-Tech             Brazing Pastes
                                              Alloys                   High-Temp
                                                                      Electrical
                                                                     Applications



        METALS                                  PRODUCTION
                                                FACILITIES
COBALT, NICKEL & COPPER                 ----------------------------
-----------------------                 Europe
        Powders                         ------
       Cathodes                         Kokkola, Finland
       Granules                         Ezanville, France
        Ingots
     Concentrates                       United States
        Slags                           -------------
     Scrap Metal                        Research Triangle Park, NC
  Recycled Catalysts                    Franklin, PA
                                        Johnstown, PA
                                        St. George, UT
         OTHER
         -----                          Asia Pacific (Joint Ventures)
         Barium                         ----------------------------
        Calcium                         Kim Hae City, Korea
         Copper                         Singapore
          Iron
        Manganese
          Zinc
        Zirconium
         Others


         ACIDS

         Acetic
     2-Ethyl Hexoic
      Hydrochloric
       Naphthenic
       Neodecanoic
         Nitric
        Sulfuric
         Others


      SOLVENTS
      --------
   Mineral Spirits
        Water
       Others


     PROPRIETARY
      ADDITIVES            [OMG LOGO]

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              ------------------

                               TABLE OF CONTENTS

                                       PAGE
Available Information...............      3
Incorporation by Reference..........      3
Prospectus Summary..................      4
Risk Factors........................      8
Price Range of Common Stock
  and Dividends.....................     10
Use of Proceeds.....................     10
Capitalization......................     11
Unaudited Pro Forma Combined
  Condensed Financial Data..........     12
Selected Financial Data.............     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     16
Business............................     18
Management..........................     27
Underwriting........................     30
Legal Matters.......................     31
Experts.............................     31
Index to Financial Statements.......    F-1

         ============================================================

                               3,000,000 SHARES

                                [OM GROUP LOGO]

                                OM GROUP, INC.

                                 COMMON STOCK

                           ------------------------

                                  PROSPECTUS
                           ------------------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                     FIRST ANALYSIS SECURITIES CORPORATION


                                    , 1997

         ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses expected to be incurred by the Registrant in connection with the Offering described in this Registration Statement. All amounts, except the SEC registration fees, are estimated.


        SEC registration fee..............................................  $ 29,535
        NASD filing fee...................................................    10,247
        Printing, engraving and postage fees..............................   250,000
        Legal fees and expenses...........................................    75,000
        Accounting fees and expenses......................................    50,000
        Blue sky fees and expenses........................................     5,000
        NYSE listing fee..................................................    12,100
        Transfer agent fees...............................................     1,000
        Miscellaneous.....................................................   167,118
                                                                            --------
             Total........................................................  $600,000
                                                                            ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

     The Company's Amended and Restated By-Laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

     The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they may not be indemnified by the Company.

ITEM 16. EXHIBITS


     Exhibits identified in parentheses below are on file with the SEC and are incorporated herein by reference to such previous filings.



EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
  1.1      Underwriting Agreement.
 (3.1)     Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the
           Company's Registration Statement on Form S-1 (No. 33-60444) which became effective on October 12, 1993 (the "S-1")).
 (3.2)     Amended and Restated By-Laws (filed as Exhibit 3.2 to the S-1).
 (4.1)     Specimen of certificate representing Common Stock (filed as Exhibit 4 to the S-1).
 (4.2)     Shareholders' Rights Agreement (filed as Exhibit 1 to the Company's Current report on Form 8-K filed on December 5, 1996)
  5.1      Opinion of Squire, Sanders & Dempsey L.L.P. with respect to legality of the Common
           Stock.
 23.1+     Consent of Ernst & Young LLP
 23.2      Consent of Squire, Sanders & Dempsey L.L.P. (included in the opinion filed as
           Exhibit 5.1).
 24.1+     Power of Attorney.


---------------


 +previously filed


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 24th day of April, 1997.


                                          OM GROUP, INC.

                                          By: /s/ James P. Mooney
                                            ------------------------------------
                                            James P. Mooney, Chairman and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 has been signed by the following persons in the capacities indicated below on the 24th day of April, 1997.


               SIGNATURE                                          TITLE

/s/ James P. Mooney                         Chairman and Chief Executive Officer
----------------------------------------    (Principal Executive Officer)
James P. Mooney

/s/ Markku Toivanen*                        Director
----------------------------------------
Markku Toivanen

/s/ Eugene Bak*                             Director
----------------------------------------
Eugene Bak

/s/ Lee R. Brodeur*                         Director
----------------------------------------
Lee R. Brodeur

/s/ Thomas R. Miklich*                      Director
----------------------------------------
Thomas R. Miklich

/s/ John E. Mooney*                         Director
----------------------------------------
John E. Mooney

/s/ Frank Butler*                           Director
----------------------------------------
Frank Butler

/s/ James M. Materna                        Chief Financial Officer (Principal Financial and
----------------------------------------    Accounting Officer)
James M. Materna

/s/ James P. Mooney
----------------------------------------
James P. Mooney
Attorney-In-Fact

------------------------------

* James P. Mooney, by signing his name hereto signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX


                                                                                             PAGINATION
                                                                                                 BY
                                                                                             SEQUENTIAL
EXHIBIT                                                                                       NUMBERING
NUMBER                                   DESCRIPTION OF EXHIBIT                                SYSTEM

  1.1      Underwriting Agreement.
  3.1      Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the
           Company's Registration Statement on Form S-1 (No. 33-60444) which became effective on October 12, 1993 (the "S-1")).
  3.2      Amended and Restated By-Laws (filed as Exhibit 3.2 to the S-1).
  4.1      Specimen of certificate representing Common Stock (filed as Exhibit 4 to the S-1).
  4.2      Shareholders' Rights Agreement (filed as Exhibit 1 to the Company's Current report on Form 8-K filed on December 5, 1996)
  5.1      Opinion of Squire, Sanders & Dempsey L.L.P. with respect to legality of the Common
           Stock.
 23.1+     Consent of Ernst & Young LLP
 23.2      Consent of Squire, Sanders & Dempsey L.L.P. (included in the opinion filed as
           Exhibit 5.1).
 24.1+     Power of Attorney.


---------------


 +previously filed